corporación geo, s.a. de c.v.

November 18th, 2002

02055990

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549

Re: Corporacion GEO, S.A de C.V. Exemption No. 82-3870

Dear Sirs:

Enclosed is a package of information submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Corporacion GEO, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-3870.

The information enclosed consists of the following:

- (i) 3Q2002 Complement to management earnings report
- (ii) 3Q2002 Earnings Report
- (iii) 3Q2002 Debt Analysis
- (ii) 2Q2002 Complement to management earnings report
- (iii) 2Q2002 Earnings Report
- (iv) October 2002 Road Show (Presentation)
- (v) June 2002 Road Show (Presentation)
- (vi) Press Releases:
  - a. "Geo applauds Formation of National Chamber of the Housing Industry"
  - b. "Geo Confirms growth expectations for 2002"
  - c. "The Mexican Stock Exchange (BMV) grants Geo liquidity award"
  - d. "Geo receives second highest corporate governance rating in Latin America"
  - e. "Casas Geo receives highest honors from president Fox in National Housing Awards."

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Sincerely,

Jorge Pérez
Investor Relations

dlw 11/26

CORPORACIÓN GEO, S.A. DE C.V.

TICKER SYMBOLS: BMV: GEOB OTC: CVGFY (ADR Level 1)

QUARTER: THIRD YEAR: 2002

3Q2002 COMPLEMENT TO MANAGEMENT EARNINGS REPORT



(All figures in millions of pesos as of September 30, 2002)

3Q2002 HIGHLIGHTS

OPERATING RESULTS 3Q2002

(Compared to 3Q2001)

- ✓ *HOMES SOLD: 6,885 units (increase of 8.6% compared to 6,342 in the 3Q2001)*
- ✓ *REVENUES: $1,412.5 (increase of 7.9%)*
- ✓ *GROSS PROFIT: $365.1 (increase of 6.5%) GROSS MARGIN: 25.8%*
- ✓ *OPERATING PROFIT: $217.7 (increase of 8.8%) OPERATING MARGIN: 15.4%*
- ✓ *EBITDA: $306.6 (increase of 8.1%) EBITDA MARGIN: 21.7% EBITDA IN USD: US $30.0*
- ✓ *NET PROFIT: $108.9 (increase of 14.6%) NET MARGIN: 7.7%*

JANUARY – SEPTEMBER 2002 ACCUMULATED RESULTS

(Compared to Jan-Sep2001)

- ✓ *HOMES SOLD: 17,705 units (increase of 8.4% compared to 16,335 in the period Jan-Sep2001)*
- ✓ *REVENUES: $3,726.4 (increase of 8.7%)*
- ✓ *GROSS PROFIT: $959.4 (increase of 8.4%) GROSS MARGIN: 25.7%*
- ✓ *OPERATING PROFIT: $546.6 (increase of 12.4%) OPERATING MARGIN: 14.7%*
- ✓ *EBITDA: $793.1 (increase of 9.3%) EBITDA MARGIN: 21.3% EBITDA IN USD: US $77.5*
- ✓ *NET PROFIT: $254.0 (increase of 30.5%) NET MARGIN: 6.8%*

FINANCIAL STRUCTURE

(Compared to 3Q2001)

- ✓ *CASH AND CASH EQUIVALENTS:*
  - *$517.5 million (decrease of -31.2% compared to $752.0 million in the 3Q2001)*
- ✓ *ACCOUNTS RECEIVABLE + INVENTORIES TURNOVER:*
  - *309 days (decrease of -9.6% compared to 342 days in the 3Q2001)*
- ✓ *ACCOUNTS RECEVABLE TO SALES RATIO:*
  - *57.8% (increase of 1.9% percentage points compared to 55.9% in the 3Q2001)*
- ✓ *NET DEBT:*
  - *$1,889.3 million (decrease of -3.4% compared to $1,956.4 million in the 3Q2001)*
- ✓ *DEBT TO CAPITALIZATION BEFORE DEFERRED TAXES:*
  - *41.1% (decrease of -4.8% percentage points compared to 45.9% in the 3Q2001)*
- ✓ *OPERATING FREE CASH FLOW:*
  - *Operating Free Cash flow of US $-13.5 million (decrease of US $-0.6 compared to US $-12.9 million in the same period last year)*
- ✓ *RETURN ON EQUITY:*
  - *14.2% (increase of 50.1% compared to 9.5% in the 3Q2001)*



1- MD&A OF OPERATING RESULTS 3Q2002

SALES

Sales during the third quarter of 2002 classified by mortgage type were distributed as follows:


UNITS SOLD 3Q01
INFONAVIT, FOVI and CHILE
4,599
1,616
127
6,342
INFONAVIT
FOVI
CHILE
TOTAL


UNITS SOLD 3Q02
INFONAVIT and FOVI/FOVISSSTE
5,508
1,377
6,885
INFONAVIT
FOVI/FOVISSSTE
TOTAL

Sales during the period Jan-Sep classified by mortgage type were as follows:


UNITS SOLD Jan-Sep 01
INFONAVIT, FOVI and CHILE
11,326
4,273
736
16,335
INFONAVIT
FOVI
CHILE
TOTAL


UNITS SOLD Jan-Sep 02
INFONAVIT and FOVI/FOVISSSTE
14,058
3,647
17,705
INFONAVIT
FOVI/FOVISSSTE
TOTAL

Below is the sales mix by housing agencies during the third quarter and the period Jan-Sep of 2002:


SALES MIX GEO
3Q
26%
74%
20%
80%
3Q01
3Q02
INFONAVIT
FOVI/FOVISSSTE


SALES MIX GEO
Jan-Sep
27%
73%
21%
79%
Jan-Sep 01
Jan-Sep 02
INFONAVIT
FOVI/FOVISSSTE

Distribution of homes sold by price range during the third quarter of 2002 was:


SALES MIX BY PRICE RANGE
3Q01
TOTAL SALES 6,215
Lower Affordable 500 8.0%
Affordable 5,459 87.8%
Upper Affordable 109 1.8%
Middle Income 147 2.4%


SALES MIX BY PRICE RANGE
3Q02
TOTAL SALES 6,885
Lower Affordable 2,364 34.3%
Affordable 4,232 61.5%
Upper Affordable 176 2.6%
Middle Income 113 1.6%

Distribution of homes sold by price range during the period Jan-Sep of 2002 was:


SALES MIX BY PRICE RANGE
Jan-Sep 01
TOTAL SALES 15,599
Lower Affordable 721 4.6%
Affordable 14,107 90.4%
Upper Affordable 193 1.2%
Middle Income 578 3.7%


SALES MIX BY PRICE RANGE
Jan-Sep 02
TOTAL SALES 17,705
Lower Affordable 5,756 32.5%
Affordable 10,862 61.3%
Upper Affordable 629 3.6%
Middle Income 458 2.6%

289 houses out of the 6,885 homes sold by Geo during the 3Q2002 were registered in the upper affordable and middle income housing segments, the equivalent to 4.2% of the total sales. During the period Jan-Sep, 1,087 homes out of the 17,705 units were sold in these segments, representing 6.1% of total sales.

The prices for the housing segments are: Lower Affordable: homes priced lower than $190,000. Affordable: homes between $190,001 and $325,000. Upper Affordable: homes between $325,001 and $485,000. Middle Income: Homes priced between 485,001 and $1,600,000.

REVENUES

After having surpassed the unusual Revenues seasonality caused by the changes in Administration during year 2000, we expect revenues seasonality in 2002 to be almost identical to that presented in the year 2001. In light of this expectation, year 2002 quarterly results have been very predictable and consistent throughout all the year.


QUARTERY REVENUES SEASONALITY 1999 - E 2001
30%
29%
28%
27%
26%
25%
24%
23%
22%
21%
20%
1Q
2Q
3Q
4Q
2001 21% 22% 27% 30%
E2002 21% 23% 27% 29%

3Q2002 Revenues experienced an increase of 7.9% compared to the same period of 2001, reaching $1,412.5 million pesos, while Revenues for the period Jan-Sep of 2002 totaled $3,726.4 million pesos, an increase of 8.7% compared to last year.


REVENUES 3Q
1,350.0
1,100.0
850.0
600.0
350.0
100.0
1,308.7
1,412.5
3Q01
3Q02


REVENUES Jan - Sep
4,000.0
3,500.0
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
3,428.0
3,726.4
Ene-Sep 01
Ene-Sep 02

AVERAGE SELLING PRICE

The average home price during the third quarter of 2002 was P$219,850, a decrease of -2.1% compared to the 3Q2001 and an increase of 0.4% when compared to the 2Q2002. The performance of the average price was due to the effects of the company's diversification in its sales mix.


AVERAGE SELLING PRICE GEO
230,000
220,000
210,000
200,000
190,000
180,000
221,522
216,648
216,924
218,893
219,850
3Q01
4Q01
1Q02
2Q02
3Q02

EQUIVALENT PRODUCTION

The number of equivalent homes produced (revenues / average price) during the third quarter was 6,425 units, an increase of 12.2% compared to the same period of 2001. Similarly, equivalent production for the period Jan-Sep of 2002 was 17,042 homes representing an increase of 14.0% year-over-year.

In addition, during the third quarter 10 new projects, for a total of 3,268 homes, were initiated.


EQUIVALENT PRODUCTION
3Q
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
5,728
6,425
3Q01
3Q02


EQUIVALENT PRODUCTION
Jan-Sep
18,000
16,000
14,000
12,000
10,000
8,000
6,000
14,947
17,042
Jan-Sep 01
Jan-Sep 02

MORTGAGE BACKLOG

The backlog for Mexico is represented by mortgage commitments granted by INFONAVIT, FOVISSSTE and SHF-FOVI for Geo's projects. During the third quarter of 2002, -738 mortgages were declined for the purpose of obtaining better conditions in prices. Geo's backlog as of September 2002 was valid for 44,692 units, sufficient for approximately 1.6 years of production, including the signed agreements under the Savings Program GEOFACIL.

		3Q01	3Q02
	Backlog as of June 30	53,595	46,432
(-)	Sales Mexico	-6,215	-6,885
(+)	Mortgages Granted	4,944	5,883
(-)	Mortgages Declined	-2,309	-738
(+)	GEOFACIL	0	0
	Backlog as of September 30	**50,015**	**44,692**

GROSS PROFIT

Gross Profit for the 3Q2002 totaled in $365.1 million pesos, an increase of 6.5% compared to the same period last year. Gross Margin compared to the same period of 2001 registered a decrease of -0.4% percentage points, reaching 25.8% in the 3Q2002.

Gross Profit in the period Jan-Sep 2002 presented an increase of 8.4%, totaling $959.4 million, while Gross Margin presented a decrease of -0.1% percentage points, moving from 25.8% in the period Jan-Sep of last year to 25.7% in the period Jan-Sep of 2002.


GROSS PROFIT 3Q
400.0
350.0
300.0
250.0
200.0
27.0%
26.0%
25.0%
24.0%
342.9
365.1
26.2%
25.8%
3Q01
3Q02
$
Margin


GROSS PROFIT Jan-Sep
1,000.0
800.0
600.0
400.0
200.0
0.0
27.0%
26.0%
25.0%
884.8
959.4
25.8%
25.7%
Jan-Sep 01
Jan-Sep 02
$
Margin

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A during the third quarter of 2002 presented an increase of 3.1% in real terms, the equivalent to $4.5 million, in comparison to the 3Q2001, while SG&A in the period Jan-Sep of 2002 totaled $412.9 million an increase of 3.6% compared to the period Jan-Sep of last year.

However, the policy of austerity and personnel restructuring initiated in the 4Q2000 continues to produce good results. The incidence of SG&A expenses to sales over the third quarter of the year was 10.4%, moving from 10.9% in the 3Q2001, while it was 11.1% in the period Jan-Sep 2002, down from 11.6% in the same period of 2001.


SG&A EXPENSES 3Q
160.0
150.0
140.0
130.0
120.0
110.0
100.0
13.0%
12.0%
11.0%
10.0%
9.0%
142.9
147.4
10.9%
10.4%
3Q01
3Q02
$
Incidence to Sales


SG&A EXPENSES
Jan-Sep
450.0
400.0
350.0
300.0
250.0
200.0
13.0%
12.0%
11.0%
10.0%
398.6
412.9
11.6%
11.1%
Jan-Sep 01
Jan-Sep 02
$
Incidence to Sales

OPERATING PROFIT

Operating Profit during the third quarter presented an increase of 8.8% compared to the 3Q2001, while Operating Margin presented an increase of 0.1% percentage points moving from 15.3% in the 3Q2001 to 15.4%.

For the period Jan-Sep of the year, Operating Profit presented an increase of 12.4% compared to the same period of last year, while Operating Margin presented an increase of 0.5% percentage points, expanding from 14.2% in the period Jan-Sep of 2001 to 14.7% in 2002.



OPERATING PROFIT
3Q
240.0
220.0
200.0
180.0
160.0
140.0
120.0
100.0
16.0%
15.0%
14.0%
13.0%
12.0%
200.1
217.7
15.3%
15.4%
3Q01
3Q02
$
Margin



OPERATING PROFIT
Jan-Sep
600.0
550.0
500.0
450.0
400.0
350.0
300.0
250.0
200.0
15.0%
14.0%
13.0%
12.0%
486.1
546.6
14.2%
14.7%
Jan-Sep 01
Jan-Sep 02
$
Margin

MARGIN COMPARISON VERSUS MAIN COMPETITORS

It should be noted that in accordance with US GAAP and international standards, GEO capitalizes the cost of financing related to production, rather than applying it to the integral cost of financing. Under the same accounting policies used by the public homebuilding companies in Mexico, Corporación GEO has the leading Gross Margins in the industry, despite the fact that Geo's production is almost 70% larger than that of its closest competitors.

Under Mexican GAAP and for peer comparison purposes, Gross Margin for the third quarter of 2002 would be 30.2%, while Operating Margin would be 19.8%



MARGINS GEO 3Q2002
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
25.8%
30.2%
15.4%
19.8%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses



MARGINS GEO Jan-Sep 02
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
25.7%
30.2%
14.7%
19.1%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses

EBITDA

3Q2002 EBITDA presented an increase of 8.1% compared to the same period last year totaling $306.6 million, while EBITDA Margin presented a strong stability closing at 21.7%.

	3Q01	3Q02	Change	%
OPERATING PROFIT	**200.1**	**217.7**	**17.7**	**8.8%**
Capitalized Interest Expenses	78.7	77.1	-1.6	-2.0%
Capitalized Repomo	-23.3	-15.6	7.7	-33.2%
Amortization & Depreciation	28.1	27.3	-0.9	-3.2%
EBITDA	**283.7**	**306.6**	**22.9**	**8.1%**
EBITDA MARGIN	**21.7%**	**21.7%**	**0.0%**	**0.1%**
EBITDA in US$ millions	**28.4**	**30.0**	**1.6**	**5.5%**
EBITDA per Share	**2.823**	**3.051**	**0.228**	**8.1%**



EBITDA 3Q
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
23.0%
22.0%
21.0%
20.0%
283.6
306.6
21.7%
21.7%
3Q01
3Q02
$
Margin

Accumulated Jan-Sep 2002 EBITDA presented an increase of 9.3% compared to the same period last year totaling $793.1 million, while EBITDA Margin presented an increase of 0.1% percentage points compared to last year moving from 21.2% in 2001 to 21.3% in 2002.

	Jan-Sep 01	Jan-Sep 02	Change	%
OPERATING PROFIT	**486.1**	**546.6**	**60.5**	**12.4%**
Capitalized Interest Expenses	246.0	216.2	-29.8	-12.1%
Capitalized Repomo	-84.0	-50.4	33.7	-40.1%
Amortization & Depreciation	77.8	80.6	2.8	3.7%
EBITDA	**725.9**	**793.1**	**67.2**	**9.3%**
EBITDA MARGIN	**21.2%**	**21.3%**	**0.1%**	**0.5%**
EBITDA in US$ millions	**72.7**	**77.5**	**4.8**	**6.6%**
EBITDA per Share	**7.225**	**7.893**	**0.669**	**9.3%**



EBITDA Jan-Sep
900.0
800.0
700.0
600.0
500.0
400.0
300.0
23.0%
22.0%
21.0%
20.0%
19.0%
725.9
793.1
21.2%
21.3%
Ene-Sep 01
Ene-Sep 02
$
Margin

INTEGRAL COST OF FINANCING

Integral Cost of Financing during the third quarter showed a decrease of -11.4% in comparison to the same period last year, while Financial Expenses presented a decrease of -7.2% compared to the 3Q2001 caused by lower interest rates in Mexico and a better mix of financial liabilities.

	3Q01	3Q02	Change	%
Financial Products	-7.1	-5.2	1.9	-26.7%
Financial Expenses	43.7	40.6	-3.2	-7.2%
Monetary Loss	10.7	8.6	-2.1	-19.9%
Exchange Rate Loss	7.8	4.9	-2.9	-36.9%
ICF	**55.1**	**48.8**	**(6.3)**	**-11.4%**



INTEGRAL COST OF FINANCING 3Q
60.0
50.0
40.0
30.0
20.0
10.0
0.0
55.1
48.8
3Q01
3Q02

For the Jan-Sep period, the Integral Cost of Financing showed a decrease of -6.1% year-over-year. Financial expenses presented a decrease of -21.3% compared to the same period of 2001.

	Jan-Sep 01	Jan-Sep 02	Change	%
Financial Products	-28.1	-19.0	9.2	-32.6%
Financial Expenses	150.4	118.3	-32.1	-21.3%
Monetary Loss	49.0	41.1	-7.8	-16.0%
Exchange Rate Loss	-19.7	1.7	21.4	-108.6%
ICF	**151.5**	**142.2**	**(9.3)**	**-6.1%**



INTEGRAL COST OF FINANCING Jan-Sep
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
151.5
142.2
Jan-Sep 01
Jan-Sep 02

NET PROFIT

Net Profit during the 3Q2002 compared to last year observed an increase of 14.6%, moving from $95.0 million in the 3Q2001 to $108.9 million in this term. Net Margin for the third quarter of 2002 presented an increase of 0.4% percentage points in comparison to the 3Q2001 moving from 7.3% to 7.7%.

During the third quarter, $33.9 million pesos were accounted for as part of the deferred taxes according to the d-4 bulletin, affecting the Net Profit of the period.

	3Q01	3Q02	Change	%
Earnings before Taxes	**133.3**	**162.3**	**-29.0**	**21.8%**
Income Tx & PTU	37.9	53.7	-15.8	41.8%
Continued Operations	95.4	108.7	-13.2	13.9%
Discontinued Op.	-0.1	0.0	-0.1	-100.0%
Minority Interest	0.3	-0.2	0.6	-169.9%
NET PROFIT	**95.0**	**108.9**	**-13.9**	**14.6%**


NET PROFIT 3Q
120.0
100.0
80.0
60.0
40.0
20.0
0.0
95.0
108.9
7.3%
7.7%
9.0%
7.0%
5.0%
3.0%
3Q01
3Q02
$
Margin

Net Profit during the period Jan-Sep 2002 compared to last year observed an increase of 30.5%, moving from $194.6 million in the period Jan-Sep of 2001 to $254.0 million in 2002, while Net Margin presented an increase of 1.2% percentage points in comparison to the same period of 2001 moving from 5.7% to 6.8%.

	Jan-Sep 01	Jan-Sep 02	Change	%
Earnings before Taxes	**280.7**	**385.7**	**-105.0**	**37.4%**
Income Tx & PTU	80.0	132.3	-52.3	65.4%
Continued Operations	200.7	253.4	-52.7	26.2%
Discontinued Op.	-11.3	0.0	-11.3	-100.0%
Minority Interest	-5.3	-0.7	-4.6	-87.4%
NET PROFIT	**194.6**	**254.0**	**-59.4**	**30.5%**


NET PROFIT Jan-Sep
280.0
260.0
240.0
220.0
200.0
180.0
160.0
140.0
120.0
100.0
194.6
254.0
5.7%
6.8%
8.0%
6.0%
4.0%
2.0%
Jan-Sep 01
Jan-Sep 02
$
Margin

EARNINGS PER SHARE

* Under Mexican Accounting Principles.

EPS for the third quarter of the year 2002 and the twelve-months accumulated EPS were as follows:

PERIOD	3Q01	3Q02	Change	
			EPS	%
Second Quarter 2002	**0.946**	**1.095**	**0.150**	**15.8%**
Accumulated 12 months (Sep01 - Sep02)	**2.236**	**3.532**	**1.296**	**58.0%**

2- MD&A OF FINANCIAL STRUCTURE:

CASH & CASH EQUIVALENTS

The cash balance of the company at the end of the third quarter of the year presented a decrease of -31.2% compared to the 3Q2001, going from $752.0 million to $517.5 million pesos in the 3Q2002.

It is important to notice that the level of cash registered in the third quarter of 2001 was extraordinary because of the resources that the company obtained to refinance the eurobond during the second half of last year.


CASH & CASH EQUIVALENTS
752.0
517.5
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
3Q01
3Q02

WORKING CAPITAL MANAGEMENT

As a result of the implementation of strategies to improve the company's management of working capital, the rotation of inventory plus accounts receivable and the inventory rotation have shown a marked improvement over the past few quarters. It should be noted that despite Geo's larger volumes compared to its competitors, these indicators are industry-leading.


INVENTORY + ACCOUNTS RECEIVABLE TURNOVER
342
304
318
314
309
3Q01
4Q01
1Q02
2Q02
3Q02


INVENTORY TURNOVER
185
164
149
139
133
3Q01
4Q01
1Q02
2Q02
3Q02

COLLECTION AND ACCOUNTS RECEIVABLE

The accounts receivable to sales ratio showed an increase of 1.9% percentage points versus the 3Q2001. However, the ratio presented a slight improvement over the second quarter of the year.


ACCOUNTS RECEIVABLE TO SALES
55.9%
50.3%
56.9%
57.9%
57.8%
3Q01
4Q01
1Q02
2Q02
3Q02

INVENTORIES AND LAND BANK

As a result of the "Land Outsourcing" and "Factory of Houses" strategies designed by the company to diminish working capital needs, the level of inventories of the third quarter presented a decrease of $-386.6 million compared to the 3Q2001. The composition of inventories as of September 30 was the following:

	3Q01	3Q02	Change	%
Promotions in process	977.2	570.3	406.9	-41.6%
Materials	202.0	197.5	4.5	-2.2%
Land Inventory	610.6	635.4	-24.8	4.1%
INVENTORIES	**1,789.9**	**1,403.3**	**-386.6**	**-21.6%**

A strategic objective of management is to maintain a minimum of two years of production available in land bank, through different schemes of acquisition and insurance of land. In this way, the company looks to diminish working capital needs and land ownership risk.

As of September 2002, land bank of homes to be developed and collected, reached a total of 81,460 affordable entry-level units or the equivalent of 896.1 hectares, as a consequence of the combination of Geo owned land, options agreements and the "Land Outsourcing" scheme. Geo controls land bank worth three years of production with a low financial cost and a limited ownership risk.


LAND BANK - 3Q2002
10,203
Owned
Land Outsourcing
Optioned
22,964
48,293

OPERATING FREE CASH FLOW

Operating Free Cash Flow generation in the third quarter was US $23.3 million, an improvement of US$25.7 million compared to the US$-2.4 million generated in the third quarter of last year.

Operating Free Cash Flow for the period of January-September 2002, presented an decrease of US $-0.6 million, having passed from US $-12.9 million in the period Jan-Sep of 2001 to US $-13.5 million in this year.


OPERATING FREE CASH FLOW US$
Quarter over Quarter
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
-35.0
-40.0
-36.8
-13.5
Jun-02
Sep-02


OPERATING FREE CASH FLOW US$
Accumulated Jan - Sep
-1.0
-3.0
-5.0
-7.0
-9.0
-11.0
-13.0
-15.0
-12.9
-13.5
Sep-01
Sep-02

The next table shows the Operating Free Cash Flow statement for the accumulated period of January-September of 2002 versus the same period in 2001:

Free Operating Cash Flow Year on Year Basis	JAN SEP '01	JAN SEP '02	CHANGE	JAN SEP '01	JAN SEP '02	CHANGE
	(Millions of pesos as of September 30, 2002)			(Millions of US dollars)		
SOURCES						
EBITDA	725.9	793.1	67.2	72.7	77.5	4.8
Interest Income	28.1	19.0	-9.2	2.8	1.9	-1.0
TOTAL SOURCES	754.0	812.0	58.0	75.6	79.4	3.8
USES						
Interest Expenses	-396.5	-334.5	61.9	-39.7	-32.7	7.0
Working Capital	-337.1	-569.8	-232.7	-33.8	-55.7	-21.9
Inventory	-139.0	100.9	240.0	-13.9	9.9	23.8
Capex	3.9	-79.2	-83.1	0.4	-7.7	-8.1
Other	-69.3	-74.9	-5.6	-6.9	-7.3	-0.4
FX	19.7	-1.7	-21.4	2.0	-0.2	-2.1
Inflation Adj.	35.0	9.2	-25.8	3.5	0.9	-2.6
Taxes	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL USES	-883.2	-949.9	-66.7	-88.5	-92.9	-4.4
TOTAL FREE CASH FLOW	**-129.2**	**-137.9**	**-8.7**	**-12.9**	**-13.5**	**-0.5**

The next table shows the Operating Free Cash Flow statement for the 3Q2002 versus 3Q2001:

Free Operating Cash Flow Quarter over Quarter Basis	3Q '01	3Q '02	CHANGE	3Q '01	3Q '02	CHANGE
	(Millions of pesos as of September 30, 2002)			(Millions of US dollars)		
SOURCES						
EBITDA	283.6	301.0	17.3	26.9	28.7	1.9
Interest Income	7.1	5.2	-1.9	0.6	0.5	-0.1
TOTAL SOURCES	290.8	306.2	15.4	27.5	29.2	1.7
USES						
Interest Expenses	-122.5	-116.1	6.4	-11.3	-11.0	0.3
Working Capital	-221.6	117.0	203.0	-21.8	12.4	20.9
Inventory	29.2	5.0	-24.2	3.5	0.4	-3.2
Capex	8.8	-39.6	-48.4	0.9	-3.8	-4.7
Other	-17.6	-45.9	-28.3	-1.6	-4.4	-2.9
FX	-7.7	-4.9	2.9	-0.9	-0.5	0.4
Inflation Adj.	12.5	6.5	-6.0	1.2	0.6	-0.5
Taxes	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL USES	-318.9	-77.8	241.1	-30.0	-6.4	23.6
TOTAL FREE CASH FLOW	**-28.2**	**228.4**	**256.5**	**-2.5**	**22.8**	**25.3**

NET DEBT AND FINANCIAL LIABILITIES STRUCTURE

During the quarter, Net debt presented a decrease of -3.4% or $-67.0 million pesos, reaching a level of $1,889.3 million pesos compared to the $1,956.4 million at the end of 3Q2001.

As consequence of the reclassification to short-term debt of $300 million pesos of the Medium Term Notes that the company issued in June 2000, the company's debt profile was modified to 69.2% short-term and 30.8% long-term financial liabilities. However, the Dollar Exposure of Geo's debt as of September only represented 1.9% of the total debt of the company, while Interest Coverage improved from 1.8 in the 3Q2001 to 2.4 in the 3Q2002, thus reducing the debt risk profile in a significant way.

In addition, the company has more than $3,435.8 million pesos in lines of credit that are available and not used as a combination of the diverse financial instruments available to Geo.

From the $3,435.8 million pesos in lines of credit that are available and not used $2,314.0 million correspond to available lines of credit under the bridge loan financing while the remaining $1,121.8 million is composed of credits for land purchasing, direct credits, commercial paper, euro commercial paper, the medium-term notes program and leasing. This availability in lines of credit ensures enough working capital for the company to build more than 24,600 houses.

Its important to notice that according to the company's financial strategy to diversify financial instruments and to maintain presence in the international debt markets, during the quarter Geo established a program of Euro commercial Paper with Standard Bank London up to US $70 million to be used at the convenience of the company.

Some of the important debt indicators as of September 2002 are:

DEBT INDICATORS	3Q01	3Q02	Change	
			Amount	%
Net Debt	1,956.4	1,889.3	(67.0)	-3.4%
Net Debt to Capitalization Ratio	44.4%	42.4%	-2.0%	-4.5%
Net Debt to Capitalization Ratio without def. tax	38.0%	35.4%	-2.6%	-6.9%
Short-term debt to Total debt	68.3%	69.2%	0.9%	1.4%
Long-term debt to Total debt	31.7%	30.8%	-0.9%	-3.0%
U.S. Dollar debt to Total debt	21.7%	1.9%	-19.8%	-91.3%
Pesos debt to Total debt	78.3%	98.1%	19.8%	25.3%
Liquidity (CA / CL)	2.25	2.14	(0.1)	-5.2%
Acid Test (CA - Inv / CL)	1.55	1.59	0.0	2.3%

Composition and average cost of debt per financial instrument during the third quarter of the year, without considering banking commissions, issuance expenses and FOVI and INFONAVIT mortgage calls, was as follows:

TOTAL FINANCIAL LIABILITIES	3Q02		Average Cost	Average Rates
	Amount	Total %		
Bridge Loans TIIE	1,094.3	45.5%	TIIE + 2.3	11.0%
Bridge Loans UDIS	8.0	0.3%	UDIS + 10.6	14.7%
Direct Loans	177.5	7.4%	TIIE + 3.0	11.3%
Comercial paper	75.5	3.1%	TIIE + 2.25	10.6%
Leasing	5.8	0.2%	TIIE + 1.5	9.6%
Medium Term Notes in Pesos P001	300.0	12.5%	CETES + 4	11.1%
Medium Term Notes in Pesos P002 & P003	700.0	29.1%	TIIE + 3.0	11.1%
Eurobond	0.0	0.0%	10.0%	10.0%
Others	45.7	1.9%	9.1%	9.1%
AVERAGE COST OF DEBT	**2,406.8**	**100.0%**	**11.0%**	

It is important to mention that 45.8% of company's debt is under the "Bridge Loan" financing vehicle. Due to its nature, the bridge loan should be considered as working capital, because of the low risk that it represents for the company: building execution and collection of the project.

The maturity of a bridge loan is always longer than the expected period of time needed to finish and collect the project. The guarantee of each bridge loan is the physical project that it is financing, and the company signs a new loan for every single project. In addition, the company's liabilities in the 66 active bridge loans are covered 2.7 times by the accounts receivable.

3. - LABOR AND MANAGEMENT

As of September 30 of 2002, Corporación GEO had 7,384 eventual workers (labor), representing 14.0% more than in the 3Q2001. In addition, the number of non-unionized administrative and fixed personnel was 3,222 representing a reduction of -2.9% in comparison to September 2001. These adjustments are part of the restructure program initiated in September 2000 to reduce redundancy and improve efficiencies.

4. – SHARE REPURCHASE PROGRAM

As of October 2001, the Board of Directors of the Company decided to initiate operations in the stock buyback fund, with the primary objective of supporting the liquidity of the shares and assuring smooth inflows and outflows for investors. Since that time, 3,861,400 shares have been bought and 2,791,100 have been sold through the share repurchase program, thus contributing to the stock's liquidity and enabling the entrance of new investors to Geo.

During the third quarter of 2002, 400,000 shares were purchased through the buyback program, while 739,100 shares were sold, leaving a balance of 1,070,300 shares in the fund as of September 30, 2002.

5. - ISSUANCE OF SHARES FOR EMPLOYEE OWNERSHIP PROGRAM

On Sept. 30, 2002, 2,954,283 Series B shares of Corporación Geo stock were issued with the objective of fulfilling the terms of the Employee Stock Ownership Plan approved by the General Shareholder's Meeting of March 31, 1997, and confirmed by the General Shareholder's Meeting of April 27, 2001.

Of the 10,600,000 shares approved by the General Shareholders Meeting in 2001, only 2,954,283 shares were issued for employees at this time. These shares have a vesting schedule of three years, with partial liberations at the end of each year.

It is important to remember that in the General Shareholders Meeting of 1997, the Employee Stock Ownership Plan was approved to include up to 5,000,000 shares, of which 3,600,000 were emitted under a 5-year term, which just ended on July 4, 2002.

6.- THE MEXICAN STOCK EXCHANGE (BMV) GRANTS GEO LIQUIDITY AWARD

On last August 23 the Mexican Stock Exchange granted Geo the "Liquidity Award 2001-2002" as a consequence of the high liquidity levels reached during the last twelve months.

Corporación Geo won the merits of this award as a result of the remarkable improvement in its shares' liquidity levels, along with the fulfillment of timing compliance and other requirements with the Mexican Stock Exchange.

"As a matter of fact, the exchange sets forth four groups of liquidity; high, medium, low, and minimum. At Geo, we are very proud to belong to the exclusive high liquidity group." commented Miguel Gómez Mont, Corporación Geo's CEO.

The liquidity of Corporación Geo's shares relative to 2001 has improved by 65% according to the average number of shares traded, and by more than 300% according to the daily average volume traded. Year to date, the daily average volume traded has exceeded US 850,000.

The boost in the liquidity of Corporación Geo's shares has been partially driven by the ongoing commitment to communicating with investors. This commitment has won Corporación Geo several awards. Among others, recently received awards by Corporación Geo are as follows:

* Bronze Medal for "2001 Annual Report: Best Front Page" granted by The International ARC Awards 2002, USA.
* Bronze Medal for "2001 Annual Report: Best Interior Design and Theme Development" granted by The International ARC Awards 2002, USA.
* Nomination to "Best Debt Investor Relations in Latin America", granted by the Investor Relations Magazine Awards 2001, USA.
* "POP+ Best Investor Relations WebSite in Mexico in 2001 according to the Capital Markets", granted by the Latin Finance Magazine and MZ Consult, Brazil.

7.- GEO RECEIVES SECOND HIGHEST CORPORATE GOVERNANCE RATING IN LATIN AMERICA

On September 23, Corporación Geo received the second highest rating in the category of Corporate Governance, according to a study by the firm Management & Excellence. Geo received a B+aa rating, second only to cement producer Cemex.

This was the first time that Management & Excellence, a firm that specializes in the measurement of concepts such as risk, corporate governance and corporate responsibility, has carried out a survey in Latin America to evaluate the level of business ethics among the largest and most competitive companies in the region.

Luis Orvañanos, President of Corporación Geo, said, "In today's market, after the corporate crisis in the US, it is even more fundamental to manage financial information in a transparent manner, as well as to maintain an ethical responsibility towards one's investors so that they may make the best decisions regarding their investments. In Geo, we are honoured to be named the second best company in Latin America in terms of Corporate Governance and Business Ethics."

M & E's final survey report states, "Corporación Geo received a superior rating due to the fact that it has instituted a solid policy of ethical practice at all levels: in its accounting practices, in how it treats its employees, communicates with investors, includes value added services in its housing developments such as schools, and acts as sponsor of charitable projects. This positive ethic reduces even further the risk of the company."

Some of the most notable characteristics of Geo's Corporate Governance are:

* 45% of the members of the Board of Directors are truly external Directors.
* There are no family relationships among titular members of the Board of Directors, Executive Officers, and Corporate Directors.
* The Audit Committee, Compensation Committee, and Finance Committees are chaired by external Directors.
* Full implementation of the code of Best Corporate Practices of the CNBV and BMV.
* Over 30% of the employees are shareholders of the company.
* Only one series of shares: One share, One Vote.
* Free float of 65%
* The first Mexican company to introduce "Tag-Along Rights" in its by-laws.

8.- CASAS GEO RECEIVES HIGHEST HONORS FROM PRESIDENT FOX IN NATIONAL HOUSING AWARDS

On October 8, Corporación Geo received the highest honors from President Vicente Fox during the 2002 National Housing Awards, winning 6 of the 7 categories, being the only company to win in more than one category.

Luis Orvañanos, Chairman of the company, commented that "upon receiving this honor for the second year in a row, Geo is reaffirmed in its strong commitment to its clients. This honor grows out of our unwavering focus on the client, utilizing our 30 years of experience in the industry, which is reflected in a people-oriented product, with aesthetic integrity and designed to meet the needs of thousands of families."

The 2002 National Housing Award was organized by the National Housing Council and takes into account the entire supply of housing during the year, including housing financed by INFONAVIT, the National Mortgage Bank (Sociedad Hipotecaria Federal), FOVISSSTE, as well as the middle-income segment. The winning Geo housing developments were the following:

- Arboleda Chipitlán I in Morelos, National Housing Award for Liveability;
- El Roble en Querétaro, the only Honorable Mention in the category of Liveability;
- Cuidad Placido Domingo in Guerrero, the only Honorable Mention in the Ecotechnology category;
- Valle de Chapultepec I, II, III, IV, V y VI in Baja California Norte, National Housing Award in the category of Installations for People with Disabilities;
- Cuidad Plácido Domingo in Guerrero, National Housing Award in the category of Best Project Execution.
- Corporación Geo won the overall National Housing Award in the category of Social Production of Housing.

The determination of the winning developments was based on direct surveys taken of the inhabitants, and technical criteria evaluated by the expert panel, made up of members of AMSOFOL, CONAFOVI, FONAHPO, IMCYC, INFONAVIT, ISSSTE, PROFECO and SEDESOL.

Carlos García Vélez, Vice President of Design and Architecture of Corporación Geo, added: "For Geo, it is a great honor that our efforts to design and build the highest quality housing have been recognized, and also that they are accompanied by a high level of service for our customers. This recognition will inspire us to redouble our commitment to keep using our experience to transform land into spaces of dignified and secure housing, thus contributing to the well-being of our clients and our nation."

Luis Orvañanos
Chairman of the Board

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact and Additional Information:

Iván Vela
Director of Finance and Equity Markets
Corporación GEO
Ph. +(52) 55-5480-5071
Fax. +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Casas GEO

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED 3Q2002 INCOME STATEMENT
THOUSANDS OF PESOS AS OF SEPTEMBER 30, 2002

	3Q2001		3Q2002		Variation	
Homes Sold	6,342		6,885		543	8.6%
	$	%	$	%	$	%
Revenues	**1,308,657**	**100.0%**	**1,412,540**	**100.0%**	**103,883**	**7.9%**
Cost of Goods Sold	**965,720**	**73.8%**	**1,047,434**	**74.2%**	**81,714**	**8.5%**
Gross Profit	**342,937**	**26.2%**	**365,106**	**25.8%**	**22,169**	**6.5%**
SG&A	142,876	10.9%	147,376	10.4%	4,500	3.1%
Operating Profit	**200,061**	**15.3%**	**217,730**	**15.4%**	**17,669**	**8.8%**
EBITDA	**283,647**	**21.7%**	**306,553**	**21.7%**	**22,906**	**8.1%**
Integral Cost of Financing						
Financial Products	(7,136)	-0.5%	(5,230)	-0.4%	1,906	-26.7%
Financial Expenses	43,717	3.3%	40,550	2.9%	(3,167)	-7.2%
Foreign Exchange Loss (Gain)	7,751	0.6%	4,894	0.3%	(2,857)	-36.9%
Monetary Loss (Gain)	10,743	0.8%	8,609	0.6%	(2,134)	-19.9%
	55,075	4.2%	48,823	3.5%	(6,252)	-11.4%
Other Net Expenses	11,699	0.9%	6,577	0.5%	(5,122)	-43.8%
Earnings from Continued Op. Before Taxes	**133,287**	**10.2%**	**162,330**	**11.5%**	**29,043**	**21.8%**
Provisions						
Income Taxes	(21,667)	-1.7%	19,794	1.4%	41,461	-191.4%
Deferred Taxes	56,205	4.3%	33,886	2.4%	(22,319)	-39.7%
Profit Sharing	3,328	0.3%	0	0.0%	(3,328)	-100.0%
Earnings from Continued Operations	**95,421**	**7.3%**	**108,650**	**7.7%**	**13,229**	**13.9%**
Earnings (Loss) from Discontinued Operations	(71)	0.0%	0	0.0%	71	-100.0%
Net Profit (loss) before Minoritary Interest	**95,350**	**7.3%**	**108,650**	**7.7%**	**13,300**	**13.9%**
Minoritary Interest	327	0.0%	(229)	0.0%	(556)	-169.9%
Net Profit (loss)	**95,023**	**7.3%**	**108,880**	**7.7%**	**13,857**	**14.6%**

CORPORACION GEO, S.A. DE C.V.

CONSOLIDATED AND ACCUMULATED JAN-SEP INCOME STATEMENT

THOUSANDS OF PESOS AS OF SEPTEMBER 30, 2002

	Jan-Sep 01		Jan-Sep 02		Variation	
Homes Sold	16,335		17,705		1,370	8.4%
	$	%	$	%	$	%
Revenues	**3,428,029**	**100.0%**	**3,726,363**	**100.0%**	**298,334**	**8.7%**
Cost of Goods Sold	**2,543,253**	**74.2%**	**2,766,931**	**74.3%**	**223,678**	**8.8%**
Gross Profit	**884,774**	**25.8%**	**959,432**	**25.7%**	**74,658**	**8.4%**
SG&A	398,649	11.6%	412,852	11.1%	14,203	3.6%
Operating Profit	**486,124**	**14.2%**	**546,580**	**14.7%**	**60,456**	**12.4%**
EBITDA	**725,882**	**21.2%**	**793,067**	**21.3%**	**67,185**	**9.3%**
Integral Cost of Financing						
Financial Products	(28,143)	-0.8%	(18,967)	-0.5%	9,176	-32.6%
Financial Expenses	150,424	4.4%	118,325	3.2%	(32,099)	-21.3%
Foreign Exchange Loss (Gain)	(19,727)	-0.6%	1,705	0.0%	21,432	-108.6%
Monetary Loss (Gain)	48,951	1.4%	41,142	1.1%	(7,809)	-16.0%
	151,506	4.4%	142,205	3.8%	(9,301)	-6.1%
Other Net Expenses	53,950	1.6%	18,710	0.5%	(35,240)	-65.3%
Earnings from Continued Op. Before Taxes	**280,669**	**8.2%**	**385,665**	**10.3%**	**104,996**	**37.4%**
Provisions						
Income Taxes	0	0.0%	34,543	0.9%	34,543	#¡DIV/0!
Deferred Taxes	76,340	2.2%	97,764	2.6%	21,424	28.1%
Profit Sharing	3,651	0.1%	4	0.0%	(3,647)	-99.9%
Earnings from Continued Operations	**200,678**	**5.9%**	**253,354**	**6.8%**	**52,676**	**26.2%**
Earnings (Loss) from Discontinued Operations	(11,341)	-0.3%	0	0.0%	11,341	-100.0%
Net Profit (loss) before Minoritary Interest	**189,337**	**5.5%**	**253,354**	**6.8%**	**64,017**	**33.8%**
Minoritary Interest	(5,254)	-0.2%	(664)	0.0%	4,590	-87.4%
Net Profit (loss)	**194,593**	**5.7%**	**254,018**	**6.8%**	**59,425**	**30.5%**

Casas GEO

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED BALANCESHEET
THOUSAND OF PESOS AS OF SEPTEMBER 30, 2002

	Jan-Sep 01	Jan-Sep 02	Variation $	Variation %
ASSETS				
CURENT ASSETS				
Cash and Cash Equivalents	752,036	517,470	-234,566	-31.2%
Account Receivables	2,638,461	2,999,831	361,370	13.7%
Inventories	1,789,846	1,403,242	-386,604	-21.6%
Other Current Assets	535,016	504,638	-30,378	-5.7%
Other Current Assets From Discontinued Subsidiaries	1,937	1,877	-60	-3.1%
Current Assets >	**5,717,296**	**5,427,058**	**-290,238**	**-5.1%**
INVESTMENT IN ASSOCIATES	64,668	108,235	43,567	67.4%
NET PROPERTY, PLANT AND EQUIPMENT	747,561	722,189	-25,372	-3.4%
OTHER ASSETS	66,316	273,630	207,314	312.6%
OTHER ASSETS FROM DISCONTINUED SUBSIDIARIES	0	0	0	#¡DIV/0!
TOTAL ASSETS>	**6,595,841**	**6,531,112**	**-64,729**	**-1.0%**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Bank Liabilities	1,849,540	1,666,299	-183,241	-9.9%
Suppliers	511,905	682,930	171,025	33.4%
Accumulated Taxes and Expenses	161,944	187,343	25,399	15.7%
Income Tax and Profit Sharing	12,298	2,005	-10,293	-83.7%
Other Liabilities from Discontinued Subsidiaries	5	0	-5	-100.0%
Current Liabilities >	**2,535,693**	**2,538,577**	**2,884**	**0.1%**
LONG TERM LIABILITIES	858,870	740,506	-118,364	-13.8%
LAND SUPPLIERS	60,372	8,992	-51,380	-85.1%
Long Term Liabilities >	**919,242**	**749,498**	**-169,744**	**-18.5%**
Non-Deferred Total Liabilities	**3,454,934**	**3,288,075**	**-166,859**	**-4.8%**
Diferred Income Tax	694,597	680,245	-14,352	-2.1%
TOTAL LIABILITIES >	**4,149,531**	**3,968,320**	**-181,211**	**-4.4%**
SHAREHOLDER'S EQUITY				
Common Stock	112,851	114,781	1,930	1.7%
Reinstated Common Stock	264,372	264,404	32	0.0%
Effect of Conversion in Foreign Entities	10,596	25,278	14,682	138.6%
Premium on Shares Suscription	2,269,760	2,270,775	1,015	0.0%
Reserve for Share Repurshase Program	0	212,860	212,860	na
Retained Earnings	2,106,560	2,307,075	200,515	9.5%
Period Result	270,933	351,782	80,849	29.8%
Deficiency in Reintated Capital	-1,928,122	-2,135,761	-207,639	10.8%
Majority Shareholder's Equity	**3,106,950**	**3,411,194**	**304,244**	**9.8%**
Minority Shareholder's Equity	84,149	37,515	-46,634	-55.4%
Minoritary Equity Discontinued Subsidiaries	947	920	-27	-2.8%
Total Non-Deferred Shareolde's Equity	**3,192,046**	**3,449,629**	**257,583**	**8.1%**
Initial Deferred Tax	-573,001	-573,001	0	0.0%
Deferred Tax in Historical Results	-76,340	-97,764	-21,424	28.1%
Deferred Tax in Accumulated Results	-96,393	-216,071	-119,678	124.2%
Total Tax Liabilities	**-745,737**	**-886,836**	**-141,099**	**18.9%**
Total Shareholder's Equity	**2,446,309**	**2,562,793**	**116,484**	**4.8%**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**6,595,840**	**6,531,113**	**-64,727**	**-1.0%**

Casas GEO

CORPORACIÓN GEO, S.A. DE C.V.

TICKER SYMBOLS: BMV: GEOB OTC: CVGFY (ADR Level 1)

QUARTER: <u>THIRD</u> YEAR: <u>2002</u>

3Q2002 EARNINGS REPORT


Casas GEO
Para vivir como quieres

(All figures presented in millions of pesos as of September 30, 2002)

3Q2002 HIGHLIGHTS

OPERATING RESULTS 3Q2002
(Compared to 3Q2001)

- ✓ *HOMES SOLD: 6,885 units (increase of 8.6% compared to 6,342 in the 3Q2001)*
- ✓ *REVENUES: $1,412.5 (increase of 7.9%)*
- ✓ *GROSS PROFIT: $365.1 (increase of 6.5%) GROSS MARGIN: 25.8%*
- ✓ *OPERATING PROFIT: $217.7 (increase of 8.8%) OPERATING MARGIN: 15.4%*
- ✓ *EBITDA: $306.6 (increase of 8.1%) EBITDA MARGIN: 21.7% EBITDA IN USD: US $30.0*
- ✓ *NET PROFIT: $108.9 (increase of 14.6%) NET MARGIN: 7.7%*

JANUARY – SEPTEMBER 2002 ACCUMULATED RESULTS
(Compared to Jan-Sep2001)

- ✓ *HOMES SOLD: 17,705 units (increase of 8.4% compared to 16,335 in the period Jan-Sep2001)*
- ✓ *REVENUES: $3,726.4 (increase of 8.7%)*
- ✓ *GROSS PROFIT: $959.4 (increase of 8.4%) GROSS MARGIN: 25.7%*
- ✓ *OPERATING PROFIT: $546.6 (increase of 12.4%) OPERATING MARGIN: 14.7%*
- ✓ *EBITDA: $793.1 (increase of 9.3%) EBITDA MARGIN: 21.3% EBITDA IN USD: US $77.5*
- ✓ *NET PROFIT: $254.0 (increase of 30.5%) NET MARGIN: 6.8%*

FINANCIAL STRUCTURE
(Compared to 3Q2001)

✓ *CASH AND CASH EQUIVALENTS:*

- *$517.5 million (decrease of -31.2% compared to $752.0 million in the 3Q2001)*

✓ *ACCOUNTS RECEIVABLE + INVENTORIES TURNOVER:*

- *309 days (decrease of -9.6% compared to 342 days in the 3Q2001)*

✓ *ACCOUNTS RECEVABLE TO SALES RATIO:*

- *57.8% (increase of 1.9% percentage points compared to 55.9% in the 3Q2001)*

✓ *NET DEBT:*

- *$1,889.3 million (decrease of -3.4% compared to $1,956.4 million in the 3Q2001)*

✓ *DEBT TO CAPITALIZATION BEFORE DEFERRED TAXES:*

- *41.1% (decrease of -4.8% percentage points compared to 45.9% in the 3Q2001)*

✓ *OPERATING FREE CASH FLOW:*

- *Operating Free Cash flow of US $-13.5 million (decrease of US $-0.6 compared to US $-12.9 million in the same period last year)*

✓ *RETURN ON EQUITY:*

- *14.2% (increase of 50.1% compared to 9.5% in the 3Q2001)*



CORPORACIÓN GEO, S.A. DE C.V.

Mexico City – October 21, 2002– Corporacion GEO, S.A. de C.V. ***(BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204).*** The largest builder of affordable housing in the Americas and the leading homebuilder in Mexico reported today its third quarter 2002 earnings results. Highlights for the quarter include the stability in margins combined with continued fulfillment of growth targets and strengthening of the balance sheet.

Luis Orvañanos, Founder and President of Corporación Geo, commented: "With the third quarter results, Geo confirms its leadership position in the Housing Industry of this country. We are working very hard for our clients and for our investors, and our efforts were recently reflected in our success in the National Housing Awards and in the strength of our share price, in spite of a difficult world financial environment. Geo is a company that fulfills its promises to the markets and keeps working to generate value for its shareholders."

For fifth consecutive quarter in a row, the 3Q2002 operating results observed solid increases in all the lines of the P&L and a more solid balancesheet. Units sold grew 8.6%, totaling 6,885 homes sold during the quarter, while Revenues grew 7.9% year-over-year, reaching $1,412.5 million pesos. In addition, Gross Profit increased by 6.5% with a Gross Margin of 25.8% compared to 26.2% in the 3Q2001. Operating Profit presented an increase of 8.8% with an Operating Margin of 15.4% versus 15.3% in the 3Q2001. Finally, EBITDA showed an increase of 8.1% in comparison to the 3Q2001 with a stable year-on-year margin at a level of 21.7% for this period.

The improvement at the Net Profit level was especially significant. When comparing year-over-year, Net Profit grew by 14.6% totaling $108.9 million, compared to $95.0 million in the 3Q2001, while the Net Margin jumped from 7.3% in 3Q2001 to 7.7% in 3Q2002.

During the third quarter of the year, Operating Free Cash Flow generation was US $23.3 million, moving from US $-36.8 million in the 2Q2002 to US $-13.5 million in the 3Q2002. However, the Accounts Receivable to Sales presented an increase to 57.8% from 55.9% in the 3Q2001 and a slight improvement over second quarter ratio. Nonetheless, the company succeeded in take down the Inventories level -21.6% compared to 3Q2001. Cash and Cash Equivalents showed a decrease of -31.2% over last year ending in $517.5 million pesos.

As a result of the implementation of strategies to improve the company's management of working capital, the rotation of inventory and the accounts receivable rotation have shown a marked improvement over the past few quarters, ending in 309 days and in 188 days, respectively. It should be noted that despite Geo's larger volumes compared to its competitors, these indicators are industry-leading.

Net Debt presented a decrease of -3.4% to $1,889.3 million pesos versus $1,956.4 million pesos in the 3Q2001, while Debt to Capitalization ratio observed a decrease over 3Q2001 moving from 45.9% to 41.1% in the 3Q2002. Finally, the debt risk profile significantly improved during the quarter, especially considering the fact that US dollar debt exposure is less than 1.9% of total financial liabilities, the composition of the debt with 69.2% short term and 30.8% long term, and the improvement in the Interest Coverage moving from 1.8 in the 3Q2001 to 2.4 in the 3Q2002.

"In Geo we feel very satisfied for having achieved results in-line with our expectations for growth and profitability for the fifth consecutive quarter. We are very optimistic about the future of housing in Mexico and about the role that Geo will play as the industry leader. Every day we build more confidence in our customers, investors and analysts, and when added to the great outlook for the industry over the next few years, we believe that the best years of Geo are still to come," added Miguel Gómez Mont, CEO.

Finally, Iván Vela, Director of Finance and Capital Markets, noted "the results of the third quarter confirm once again the significant turnaround that the company underwent during the period of consolidation. Today, Geo is a stock that offers very attractive valuation combined with excellent growth prospects. We hope to finish the year with the same level of achievement, predictability and consistency to set a solid foundation for our operations in 2003."

Third Quarter 2002 Results

Operating results in the third quarter 2002 were: Homes sold during the 3Q2002 reached 6,885 units an increase of 8.6% compared to 6,342 homes sold in the same period last year. In line with the objective of diversify the product range especially to the higher priced segments, 289 houses out of the 6,885 homes sold by GEO during the 3Q2002 were registered in the upper affordable and middle income housing segments, the equivalent to 4.2% of the total sales.

Revenues for the 3Q2002 presented an increase of 7.9% compared to the same period of 2001 reaching $1,412.5 million pesos. Gross Profit for the 3Q2002 totaled in $365.1 million pesos, an increase of 6.5% compared to the same period last year. Gross Margin compared to the same period of 2001 was stable, reaching 25.8% in the 3Q2002.

“With regard to SG&A expenses, the austerity policy initiated in 4Q2000 show us that there is still room for improvement. SG&A during the third quarter of 2002 presented an increase of 3.1% in real terms, the equivalent to $4.5 million. However, the incidence of SG&A expenses to Revenues was 10.4%, moving from 10.9% in the 3Q2001”, noted Víctor Segura, Vice-President of Finance and Administration.

Operating Profit during the third quarter presented an increase of 8.8% compared to the 3Q2001, while Operating Margin presented an increase of 0.1% percentage points moving from 15.3% in the 3Q2001 to 15.4%. In addition, 3Q2002 EBITDA presented an increase of 8.1% compared to the same period last year totaling $306.6 million, while EBITDA Margin presented a strong stability over the same period of last year closing at 21.7%.

It should be noted that in accordance with US GAAP and international standards, GEO capitalizes the cost of financing related to production, rather than applying it to the integral cost of financing. Under the same accounting policies used by the public homebuilding companies in Mexico, Corporación GEO has the leading Gross Margins in the industry, despite the fact that Geo's production is almost 70% larger than that of its closest competitors. Under Mexican GAAP and for peer comparison purposes, Gross Margin for the third quarter of 2002 would be 30.2%, while Operating Margin would be 19.8%

Integral Cost of Financing during the third quarter showed a decrease of -11.4% in comparison to the same period last year while Financial Expenses presented a decrease of -7.2% compared to the 3Q2001 caused by lower interest rates in Mexico and a better mix of financial liabilities.

Lastly, Net Profit observed an increase of 14.6%, moving from $95.0 million in the 3Q2001 to $108.9 million in this quarter. Net Margin for the third quarter of 2002 presented an increase of 0.4% percentage points in comparison to the 3Q2001 moving from 7.3% to 7.7%.

The number of equivalent homes produced during the third quarter were, 6,425 homes, an increase of 12.2% compared to the same period of 2001, while equivalent production for period Jan-Sep of 2002 was 17,042 units representing an increase of 14.0% when comparing to last year. However, during the third quarter 10 new projects, for a total of 3,268 homes, were initiated.

The Mortgage Backlog as of September 2002 was valid for 44,692 units, sufficient for approximately 1.7 years of production, including the signed agreements under the Savings Program GEOFACIL. Lastly, the company's land bank for homes to be developed and collected is valid for 81,460 affordable entry-level units or the equivalent of 896.1 hectares, as a consequence of the combination of Geo's owned land, options agreements and the “Land Outsourcing” scheme.

Accumulated January – September 2002 Results

Operating results for the period Jan-Sep of 2002 were: Homes sold during the period Jan-Sep of 2002 reached 17,705 units an increase of 8.4% compared to 16,335 homes sold in the same period last year. From the 17,705 units sold by GEO during the 3Q2002, 1,087 homes were in the upper affordable and middle income housing segments, the equivalent to 6.1% of total sales.

Revenues in the period Jan-Sep of 2002 totaled $3,726.4 million pesos an increase of 8.7% compared to last year. Gross Profit in the period Jan-Sep 2002 presented an increase of 8.4% totaling at $959.4 million, while Gross Margin presented a decrease of -0.1% percentage points, moving from 25.8% to 25.7% in 2002.

SG&A in the period Jan-Sep of 2002 totaled $412.9 million an increase of 3.6% compared to last year, while incidence of SG&A expenses to sales was 11.1% in the period coming from 11.6% in the same period of 2001.

Operating Profit in the period Jan-Sep 2002 presented an increase of 12.4% compared to the same period of last year, while Operating Margin presented an increase of 0.5% percentage points passing from 14.2% to 14.7% in 2002. In addition, period Jan-Sep 2002 EBITDA presented an increase of 9.3% compared to the same period last year totaling $793.1 million, while EBITDA Margin presented an increase of 0.1% percentage points compared to last year moving from 21.2% in 2001 to 21.3% in 2002.

Integral Cost of Financing during the period Jan-Sep of the year showed a decrease of -6.1% in comparison to the same period last year. Financial expenses presented a decrease of -21.3% compared to the same period of 2001. Finally, Net Profit observed an increase of 30.5%, moving from $194.6 million in the period Jan-Sep of 2001 to $254.0 million in 2002, while Net Margin presented an increase of 1.2% percentage points in comparison to the same period of 2001 moving from 5.7% to 6.8%.

Share Repurchase Program

As of October 2001, the Board of Directors of the Company decided to initiate operations in the stock buyback fund, with the primary objective of supporting the liquidity of the shares and assuring smooth inflows and outflows for investors. Since that time, 3,861,400 shares have been bought and 2,791,100 have been sold through the share repurchase program, thus contributing to the stock's liquidity and enabling the entrance of new investors to Geo.

During the third quarter of 2002, 400,000 shares were purchased through the buyback program, while 739,100 shares were sold, leaving a balance of 1,070,300 shares in the fund as of September 30, 2002.

Casas GEO

Issuance of Shares for Employee Ownership Program

On Sept. 30, 2002, 2,954,283 Series B shares of Corporación Geo stock were issued with the objective of fulfilling the terms of the Employee Stock Ownership Plan approved by the General Shareholder's Meeting of March 31, 1997, and confirmed by the General Shareholder's Meeting of April 27, 2001.

Of the 10,600,000 shares approved by the General Shareholders Meeting in 2001, only 2,954,283 shares were issued for employees at this time. These shares have a vesting schedule of three years, with partial liberations at the end of each year.

It is important to remember that in the General Shareholders Meeting of 1997, the Employee Stock Ownership Plan was approved to include up to 5,000,000 shares, of which 3,600,000 were emitted under a 5-year term, which just ended on July 4, 2002.

Important Events of the Third Quarter 2002

THE MEXICAN STOCK EXCHANGE (BMV) GRANTS GEO LIQUIDITY AWARD

On August 23 the Mexican Stock Exchange granted Geo the "Liquidity Award 2001-2002" as a consequence of the high liquidity levels reached during the last twelve months.

Corporación Geo won the merits of this award as a result of the remarkable improvement in its shares' liquidity levels, along with the fulfillment of timing compliance and other requirements with the Mexican Stock Exchange.

"As a matter of fact, the exchange sets forth four groups of liquidity; high, medium, low, and minimum. At Geo, we are very proud to belong to the exclusive high liquidity group." commented Miguel Gómez Mont, Corporación Geo's CEO.

The liquidity of Corporación Geo's shares relative to 2001 has improved by 65% according to the average number of shares traded, and by more than 300% according to the daily average volume traded. Year to date, the daily average volume traded has exceeded US 850,000.

The boost in the liquidity of Corporación Geo's shares has been partially driven by the ongoing commitment to communicating with investors. This commitment has won Corporación Geo several awards. Among others, recently received awards by Corporación Geo are as follows:

- Bronze Medal for "2001 Annual Report: Best Front Page" granted by The International ARC Awards 2002, USA.
- Bronze Medal for "2001 Annual Report: Best Interior Design and Theme Development" granted by The International ARC Awards 2002, USA.
- Nomination to "Best Debt Investor Relations in Latin America", granted by the Investor Relations Magazine Awards 2001, USA.
- "POP+ Best Investor Relations WebSite in Mexico in 2001 according to the Capital Markets", granted by the Latin Finance Magazine and MZ Consult, Brazil.

GEO RECEIVES SECOND HIGHEST CORPORATE GOVERNANCE RATING IN LATIN AMERICA

On September 23, Corporación Geo received the second highest rating in the category of Corporate Governance, according to a study by the firm Management & Excellence. Geo received a B+aa rating, second only to cement producer Cemex.

This was the first time that Management & Excellence, a firm that specializes in the measurement of concepts such as risk, corporate governance and corporate responsibility, has carried out a survey in Latin America to evaluate the level of business ethics among the largest and most competitive companies in the region.

Luis Orvañanos, President of Corporación Geo, said, "In today's market after the corporate crisis in the US, it is even more fundamental to manage financial information in a transparent manner, as well as to maintain an ethical responsibility towards one's investors so that they may make the best decisions regarding their investments. In Geo, we are honoured to be named the second best company in Latin America in terms of Corporate Governance and Business Ethics."

M & E's final survey report states, "Corporación Geo received a superior rating due to the fact that it has instituted a solid policy of ethical practice at all levels: in its accounting practices, in how it treats its employees, communicates with investors, includes value added services in its housing developments such as schools, and acts as sponsor of charitable projects. This positive ethic reduces even further the risk of the company."

Some of the most notable characteristics of Geo's Corporate Governance are:

- 45% of the members of the Board of Directors are truly external Directors.
- There are no family relationships among titular members of the Board of Directors, Executive Officers, and Corporate Directors.
- The Audit Committee, Compensation Committee, and Finance Committees are chaired by external Directors.
- Full implementation of the code of Best Corporate Practices of the CNBV and BMV.
- Over 30% of the employees are shareholders of the company.
- Only one series of shares: One share, One Vote.
- Free float of 65%
- The first Mexican company to introduce "Tag-Along Rights" in its by-laws.

CASAS GEO RECEIVES HIGHEST HONORS FROM PRESIDENT FOX IN NATIONAL HOUSING AWARDS

On October 8, Corporación Geo received the highest honors from President Vicente Fox during the 2002 National Housing Awards, winning 6 of the 7 categories, being the only company to win in more than one category.

Luis Orvañanos, Chairman of the company, commented that "upon receiving this honor for the second year in a row, Geo is reaffirmed in its strong commitment to its clients. This honor grows out of our unwavering focus on the client, utilizing our 30 years of experience in the industry, which is reflected in a people-oriented product, with aesthetic integrity and designed to meet the needs of thousands of families."

The 2002 National Housing Award was organized by the National Housing Council and takes into account the entire supply of housing during the year, including housing financed by INFONAVIT, the National Mortgage Bank (Sociedad Hipotecaria Federal), FOVISSSTE, as well as the middle-income segment. The winning Geo housing developments were the following:

- Arboleda Chipitlán I in Morelos, National Housing Award for Liveability;
- El Roble en Querétaro, the only Honorable Mention in the category of Liveability;
- Cuidad Placido Domingo in Guerrero, the only Honorable Mention in the Ecotechnology category;
- Valle de Chapultepec I, II, III, IV, V y VI in Baja California Norte, National Housing Award in the category of Installations for People with Disabilities;
- Cuidad Plácido Domingo in Guerrero, National Housing Award in the category of Best Project Execution.

- Corporación Geo won the overall National Housing Award in the category of Social Production of Housing.

The determination of the winning developments was based on direct surveys taken of the inhabitants, and technical criteria evaluated by the expert panel, made up of members of AMSOFOL, CONAFOVI, FONAHPO, IMCYC, INFONAVIT, ISSSTE, PROFECO and SEDESOL.

Carlos García Vélez, Vice President of Design and Architecture of Corporación Geo, added: "For Geo, it is a great honor that our efforts to design and build the highest quality housing have been recognized, and also that they are accompanied by a high level of service for our customers. This recognition will inspire us to redouble our commitment to keep using our experience to transform land into spaces of dignified and secure housing, thus contributing to the well-being of our clients and our nation."

Finally, we inform the market that a detailed, public and complementary version of this earnings release is available for all the investment community in our Web Site.

Visit us at WWW.CASASGEO.COM

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact and Additional Information:

Iván Vela
Director of Finance and Equity Markets
Corporación GEO
Ph. +(52) 55-5480-5071
Fax. +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Casas GEO

CONSOLIDATED 3Q2002 INCOME STATEMENT
THOUSANDS OF PESOS AS OF SEPTEMBER 30, 2002

	3Q2001		3Q2002		Variation	
Homes Sold	6,342		6,885		543	8.6%
	$	%	$	%	$	%
Revenues	**1,308,657**	**100.0%**	**1,412,540**	**100.0%**	**103,883**	**7.9%**
Cost of Goods Sold	**965,720**	**73.8%**	**1,047,434**	**74.2%**	**81,714**	**8.5%**
Gross Profit	**342,937**	**26.2%**	**365,106**	**25.8%**	**22,169**	**6.5%**
SG&A	142,876	10.9%	147,376	10.4%	4,500	3.1%
Operating Profit	**200,061**	**15.3%**	**217,730**	**15.4%**	**17,669**	**8.8%**
EBITDA	**283,647**	**21.7%**	**306,553**	**21.7%**	**22,906**	**8.1%**
Integral Cost of Financing						
Financial Products	(7,136)	-0.5%	(5,230)	-0.4%	1,906	-26.7%
Financial Expenses	43,717	3.3%	40,550	2.9%	(3,167)	-7.2%
Foreign Exchange Loss (Gain)	7,751	0.6%	4,894	0.3%	(2,857)	-36.9%
Monetary Loss (Gain)	10,743	0.8%	8,609	0.6%	(2,134)	-19.9%
	55,075	4.2%	48,823	3.5%	(6,252)	-11.4%
Other Net Expenses	11,699	0.9%	6,577	0.5%	(5,122)	-43.8%
Earnings from Continued Op. Before Taxes	**133,287**	**10.2%**	**162,330**	**11.5%**	**29,043**	**21.8%**
Provisions						
Income Taxes	(21,667)	-1.7%	19,794	1.4%	41,461	-191.4%
Deferred Taxes	56,205	4.3%	33,886	2.4%	(22,319)	-39.7%
Profit Sharing	3,328	0.3%	0	0.0%	(3,328)	-100.0%
Earnings from Continued Operations	**95,421**	**7.3%**	**108,650**	**7.7%**	**13,229**	**13.9%**
Earnings (Loss) from Discontinued Operations	(71)	0.0%	0	0.0%	71	-100.0%
Net Profit (loss) before Minoritary Interest	**95,350**	**7.3%**	**108,650**	**7.7%**	**13,300**	**13.9%**
Minoritary Interest	327	0.0%	(229)	0.0%	(556)	-169.9%
Net Profit (loss)	**95,023**	**7.3%**	**108,880**	**7.7%**	**13,857**	**14.6%**

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED AND ACCUMULATED JAN-SEP INCOME STATEMENT
THOUSANDS OF PESOS AS OF SEPTEMBER 30, 2002

	Jan-Sep 01		Jan-Sep 02		Variation	
Homes Sold	16,335		17,705		1,370	8.4%
	$	%	$	%	$	%
Revenues	**3,428,029**	**100.0%**	**3,726,363**	**100.0%**	**298,334**	**8.7%**
Cost of Goods Sold	**2,543,253**	**74.2%**	**2,766,931**	**74.3%**	**223,678**	**8.8%**
Gross Profit	**884,774**	**25.8%**	**959,432**	**25.7%**	**74,658**	**8.4%**
SG&A	398,649	11.6%	412,852	11.1%	14,203	3.6%
Operating Profit	**486,124**	**14.2%**	**546,580**	**14.7%**	**60,456**	**12.4%**
EBITDA	**725,882**	**21.2%**	**793,067**	**21.3%**	**67,185**	**9.3%**
Integral Cost of Financing						
Financial Products	(28,143)	-0.8%	(18,967)	-0.5%	9,176	-32.6%
Financial Expenses	150,424	4.4%	118,325	3.2%	(32,099)	-21.3%
Foreign Exchange Loss (Gain)	(19,727)	-0.6%	1,705	0.0%	21,432	-108.6%
Monetary Loss (Gain)	48,951	1.4%	41,142	1.1%	(7,809)	-16.0%
	151,506	4.4%	142,205	3.8%	(9,301)	-6.1%
Other Net Expenses	53,950	1.6%	18,710	0.5%	(35,240)	-65.3%
Earnings from Continued Op. Before Taxes	**280,669**	**8.2%**	**385,665**	**10.3%**	**104,996**	**37.4%**
Provisions						
Income Taxes	0	0.0%	34,543	0.9%	34,543	#¡DIV/0!
Deferred Taxes	76,340	2.2%	97,764	2.6%	21,424	28.1%
Profit Sharing	3,651	0.1%	4	0.0%	(3,647)	-99.9%
Earnings from Continued Operations	**200,678**	**5.9%**	**253,354**	**6.8%**	**52,676**	**26.2%**
Earnings (Loss) from Discontinued Operations	(11,341)	-0.3%	0	0.0%	11,341	-100.0%
Net Profit (loss) before Minoritary Interest	**189,337**	**5.5%**	**253,354**	**6.8%**	**64,017**	**33.8%**
Minoritary Interest	(5,254)	-0.2%	(664)	0.0%	4,590	-87.4%
Net Profit (loss)	**194,593**	**5.7%**	**254,018**	**6.8%**	**59,425**	**30.5%**

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED BALANCESHEET
THOUSAND OF PESOS AS OF SEPTEMBER 30, 2002

	Jan-Sep 01	Jan-Sep 02	Variation	
			$	%
ASSETS				
CURENT ASSETS				
Cash and Cash Equivalents	752,036	517,470	-234,566	-31.2%
Account Receivables	2,638,461	2,999,831	361,370	13.7%
Inventories	1,789,846	1,403,242	-386,604	-21.6%
Other Current Assets	535,016	504,638	-30,378	-5.7%
Other Current Assets From Discontinued Subsidiaries	1,937	1,877	-60	-3.1%
Current Assets >	**5,717,296**	**5,427,058**	**-290,238**	**-5.1%**
INVESTMENT IN ASSOCIATES	64,668	108,235	43,567	67.4%
NET PROPERTY, PLANT AND EQUIPMENT	747,561	722,189	-25,372	-3.4%
OTHER ASSETS	66,316	273,630	207,314	312.6%
OTHER ASSETS FROM DISCONTINUED SUBSIDIARIES	0	0	0	#¡DIV/0!
TOTAL ASSETS>	**6,595,841**	**6,531,112**	**-64,729**	**-1.0%**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Bank Liabilities	1,849,540	1,666,299	-183,241	-9.9%
Suppliers	511,905	682,930	171,025	33.4%
Accumulated Taxes and Expenses	161,944	187,343	25,399	15.7%
Income Tax and Profit Sharing	12,298	2,005	-10,293	-83.7%
Other Liabilities from Discontinued Subsidiaries	5	0	-5	-100.0%
Current Liabilities >	**2,535,693**	**2,538,577**	**2,884**	**0.1%**
LONG TERM LIABILITIES	858,870	740,506	-118,364	-13.8%
LAND SUPPLIERS	60,372	8,992	-51,380	-85.1%
Long Term Liabilities >	**919,242**	**749,498**	**-169,744**	**-18.5%**
Non-Deferred Total Liabilities	**3,454,934**	**3,288,075**	**-166,859**	**-4.8%**
Diferred Income Tax	694,597	680,245	-14,352	-2.1%
TOTAL LIABILITIES >	**4,149,531**	**3,968,320**	**-181,211**	**-4.4%**
SHAREHOLDER'S EQUITY				
Common Stock	112,851	114,781	1,930	1.7%
Reinstated Common Stock	264,372	264,404	32	0.0%
Effect of Conversion in Foreign Entities	10,596	25,278	14,682	138.6%
Premium on Shares Suscription	2,269,760	2,270,775	1,015	0.0%
Reserve for Share Repurshase Program	0	212,860	212,860	na
Retained Earnings	2,106,560	2,307,075	200,515	9.5%
Period Result	270,933	351,782	80,849	29.8%
Deficiency in Reintated Capital	-1,928,122	-2,135,761	-207,639	10.8%
Majority Shareholder's Equity	**3,106,950**	**3,411,194**	**304,244**	**9.8%**
Minority Shareholder's Equity	84,149	37,515	-46,634	-55.4%
Minoritary Equity Discontinued Subsidiaries	947	920	-27	-2.8%
Total Non-Deferred Shareolde's Equity	**3,192,046**	**3,449,629**	**257,583**	**8.1%**
Initial Deferred Tax	-573,001	-573,001	0	0.0%
Deferred Tax in Historical Results	-76,340	-97,764	-21,424	28.1%
Deferred Tax in Accumulated Results	-96,393	-216,071	-119,678	124.2%
Total Tax Liabilities	**-745,737**	**-886,836**	**-141,099**	**18.9%**
Total Shareholder's Equity	**2,446,309**	**2,562,793**	**116,484**	**4.8%**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**6,595,840**	**6,531,113**	**-64,727**	**-1.0%**

CORPORACIÓN GEO, S.A. DE C.V.

TICKER SYMBOLS: BMV: GEOB OTC: CVGFY (ADR Level 1)

QUARTER: SECOND YEAR: 2002

2Q2002 COMPLEMENT TO MANAGEMENT EARNINGS REPORT

Casas GEO
Para vivir como quieres

(All figures in millions of pesos as of June 30, 2002)

2Q2002 HIGHLIGHTS

OPERATING RESULTS 2Q2002

(Compared to 2Q2001)

- ✓ *HOMES SOLD: 5.634 units (increase of 11.3% compared to 5,062 in the 2Q2001)*
- ✓ *REVENUES: $1,181.0 (increase of 9.9%)*
- ✓ *GROSS PROFIT: $302.6 (increase of 10.1%) GROSS MARGIN: 25.6%*
- ✓ *OPERATING PROFIT: $171.8 (increase of 15.6%) OPERATING MARGIN: 14.6%*
- ✓ *EBITDA: $249.5 (increase of 11.5%) EBITDA MARGIN: 21.1% EBITDA IN USD: US $25.1*
- ✓ *NET PROFIT: $80.6 (increase of 50.0%) NET MARGIN: 6.8%*

JANUARY – JUNE 2002 ACCUMULATED RESULTS

(Compared to Jan-Jun 2001)

- ✓ *HOMES SOLD: 10,820 units (increase of 8.3% compared to 9,993 in the period Jan-Jun 2001)*
- ✓ *REVENUES: $2,284.8 (increase of 9.2%)*
- ✓ *GROSS PROFIT: $586.9 (increase of 9.7%) GROSS MARGIN: 25.7%*
- ✓ *OPERATING PROFIT: $324.7 (increase of 15.0%) OPERATING MARGIN: 14.2%*
- ✓ *EBITDA: $480.4 (increase of 10.0%) EBITDA MARGIN: 21.0% EBITDA IN USD: US $48.2*
- ✓ *NET PROFIT: $143.3 (increase of 45.8%) NET MARGIN: 6.3%*

FINANCIAL STRUCTURE
(Compared to 2Q2001)

✓ *CASH AND CASH EQUIVALENTS:*

- *$336.2 million (decrease of -6.1% compared to $357.9 million in the 2Q2001)*

✓ *ACCOUNTS RECEIVABLE + INVENTORIES TURNOVER:*

- *315 days (decrease of -10.0% compared to 350 days in the 2Q2001)*

✓ *ACCOUNTS RECEVABLE TO SALES RATIO:*

- *57.9% (increase of 3.7% percentage points compared to 54.2% in the 2Q2001)*

✓ *NET DEBT:*

- *$2,109.4 million (increase of 10.0% compared to $1,918.2 million in the 2Q2001)*

✓ *DEBT TO CAPITALIZATION BEFORE DEFERRED TAXES:*

- *42.8% (increase of 0.3% percentage points compared to 42.4% in the 2Q2001)*

✓ *OPERATING FREE CASH FLOW:*

- *Operating Free Cash flow of US $-36.8 million (decrease of US $-26.3 compared to US $-10.5 million in the same period last year)*

✓ *RETURN ON EQUITY:*

- *13.8% (increase of 88.5% compared to 7.3% in the 2Q2001)*

1- MD&A OF OPERATING RESULTS 2Q2002

SALES

Sales during the second quarter of 2002 classified by mortgage type were distributed as follows:



UNITS SOLD 2Q01
INFONAVIT, FOVI and CHILE
3,370
1,384
308
5,062
INFONAVIT
FOVI
CHILE
TOTAL



UNITS SOLD 2Q02
INFONAVIT and FOVI/FOVISSSTE
4,450
1,184
5,634
INFONAVIT
FOVI/FOVISSSTE
TOTAL

Sales during the period Jan-Jun classified by mortgage type were as follows:



UNITS SOLD Jan-Jun 01
INFONAVIT, FOVI and CHILE
6,727
2,657
609
9,993
INFONAVIT
FOVI
CHILE
TOTAL



UNITS SOLD Jan-Jun 02
INFONAVIT and FOVI/FOVISSSTE
8,550
2,270
10,820
INFONAVIT
FOVI/FOVISSSTE
TOTAL

Below is the sales mix by housing agencies during the second quarter and the first half of 2002:



SALES MIX GEO
2Q
29%
71%
21%
79%
2Q01
2Q02
INFONAVIT
FOVI/FOVISSSTE



SALES MIX GEO
Jan-Jun
28%
72%
21%
79%
Jan-Jun 01
Jan-Jun 02
INFONAVIT
FOVI/FOVISSSTE

Distribution of homes sold by price range during the second quarter of 2002 was:


SALES MIX BY PRICE RANGE
2Q01
TOTAL SALES 4,754
Lower Affordable 154 3.2%
Affordable 4,296 90.4%
Upper Affordable 62 1.3%
Middle Income 242 5.1%


SALES MIX BY PRICE RANGE
2Q02
TOTAL SALES 5,634
Lower Affordable 1,730 30.7%
Affordable 3,521 62.5%
Upper Affordable 214 3.8%
Middle Income 169 3.0%

Distribution of homes sold by price range during the first half of 2002 was:


SALES MIX BY PRICE RANGE
Jan-Jun 01
TOTAL SALES 9,384
Lower Affordable 221 2.4%
Affordable 8,648 92.2%
Upper Affordable 84 0.9%
Middle Income 431 4.6%


SALES MIX BY PRICE RANGE
Jan-Jun 02
TOTAL SALES 10,820
Lower Affordable 3,392 31.3%
Affordable 6,630 61.3%
Upper Affordable 453 4.2%
Middle Income 345 3.2%

383 houses out of the 5,634 homes sold by Geo during the 2Q2002 were registered in the upper affordable and middle income housing segments, the equivalent to 6.8% of the total sales. During the first half, 798 homes out of the 10,820 units were sold in these segments, representing 7.4% of total sales.

The prices for the housing segments are: Lower Affordable: homes priced lower than $185,000. Affordable: homes between $185,001 and $320,000. Upper Affordable: homes between $320,001 and $480,000. Middle Income: Homes priced between 480,001 and $1,600,000.

REVENUES

After having surpassed the unusual Revenues seasonality caused by the changes in Administration during year 2000, we expect Revenues seasonality in 2002 to be almost identical to that presented in the year 2001. In light of this expectation, year 2002 results should be very predictable and consistent throughout all the year.


QUARTERY REVENUES SEASONALITY 1999 - E 2001
30%
29%
28%
27%
26%
25%
24%
23%
22%
21%
20%
1Q 2Q 3Q 4Q
2001 21% 22% 27% 30%
E2002 21% 23% 27% 29%

2Q2002 Revenues experienced an increase of 9.9% compared to the same period of 2001, reaching $1,181.0 million pesos, while Revenues for the first half of 2002 totaled $2,284.8 million pesos, an increase of 9.2% compared to last year.


REVENUES 2Q
1,300.0
1,100.0
900.0
700.0
500.0
300.0
100.0
1,074.3
1,181.0
2Q01
2Q02


REVENUES Jan - Jun
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
2,092.6
2,284.8
Ene-Jun 01
Ene-Jun 02

AVERAGE SELLING PRICE

The average home price during the second quarter of 2002 was P$216,148, a decrease of -2.5% compared to the 2Q2001 and a increase of 0.9% when compared to the 1Q2002. The performance of the average price was due to the effects of the company's diversification in its sales mix.


AVERAGE SELLING PRICE GEO
230,000
220,000
210,000
200,000
190,000
180,000
221,787
213,931
214,204
216,148
2Q01
3Q01
4Q01
1Q02
2Q02

EQUIVALENT PRODUCTION

The number of equivalent homes produced (revenues / average price) during the second quarter was 5,464 units, an increase of 15.4% compared to the same period of 2001. Similarly, equivalent production for the first half of 2002 was 10,617 homes representing an increase of 15.2% year-over-year.

In addition, during the second quarter xx new projects, for a total of 11,171 homes, were initiated.


EQUIVALENT PRODUCTION
2Q
5,500
5,000
4,500
4,000
3,500
3,000
4,736
5,464
2Q01
2Q02


EQUIVALENT PRODUCTION
Jan-Jun
12,000
9,000
6,000
3,000
-
9,219
10,617
Jan-Jun 01
Jan-Jun 02

MORTGAGE BACKLOG

The backlog for Mexico is represented by mortgage commitments granted by INFONAVIT, FOVISSSTE and SHF-FOVI for Geo's projects. During the second quarter of 2002, -3,131 mortgages were declined for the purpose of obtaining better conditions in prices. Geo's backlog as of June 2002 was valid for 46,432 units, sufficient for approximately 1.7 years of production, including the signed agreements under the Savings Program GEOFACIL.

	2Q01	2Q02
Backlog as of March 31	53,515	46,511
(-) Sales Mexico	-4,754	-5,634
(+) Mortgages Granted	8,894	8,686
(-) Mortgages Declined	-4,060	-3,131
(+) GEOFACIL	0	0
Backlog as of June 30	**53,595**	**46,432**

GROSS PROFIT

Gross Profit for the 2Q2002 totaled in $302.6 million pesos, an increase of 10.1% compared to the same period last year. Gross Margin compared to the same period of 2001 was stable, reaching 25.6% in the 2Q2002.

Gross Profit in the period Jan-Jun 2002 presented an increase of 9.7%, totaling $586.9 million, while Gross Margin presented a increase of 0.1% percentage points, moving from 25.6% in the first half of last year to 25.7% in the first half of 2002.


GROSS PROFIT 2Q
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
274.9
302.6
25.6%
25.6%
27.0%
26.0%
25.0%
24.0%
2Q01
2Q02
$
Margin


GROSS PROFIT Jan-Jun
600.0
500.0
400.0
300.0
200.0
100.0
0.0
535.0
586.9
25.6%
25.7%
27.0%
26.0%
25.0%
24.0%
Jan-Jun 01
Jan-Jun 02
$
Margin

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A during the second quarter of 2002 presented a decrease of 3.6% in real terms, the equivalent to $4.6 million, in comparison to the 2Q2001, while SG&A in the first half of 2002 totaled $262.1 million a increase of 3.8% compared to the first half of last year.

The policy of austerity and personnel restructuring initiated in the 4Q2000 continues to produce good results. The incidence of SG&A expenses to sales over the second quarter of the year was 11.1%, moving from 11.7% in the 2Q2001, while it was 11.5% in the period Jan-Jun 2002, down from 12.1% in the same period of 2001.


SG&A EXPENSES 2Q
140.0
130.0
120.0
110.0
100.0
13.0%
12.0%
11.0%
10.0%
9.0%
126.2
130.7
11.7%
11.1%
2Q01
2Q02
$
Incidence to Sales


SG&A EXPENSES
Jan-Jun
300.0
250.0
200.0
150.0
100.0
50.0
0.0
13.0%
12.0%
11.0%
10.0%
252.5
262.1
12.1%
11.5%
Jan-Jun 01
Jan-Jun 02
$
Incidence to Sales

OPERATING PROFIT

Operating Profit during the second quarter presented an increase of 15.6% compared to the 2Q2001, while Operating Margin presented an increase of 0.7% percentage points moving from 13.8% in the 2Q2001 to 14.6%.

For the first half of the year, Operating Profit presented an increase of 15.0% compared to the same period of last year, while Operating Margin presented an increase of 0.7% percentage points, expanding from 13.5% in the first half of 2001 to 14.2% in 2002.


OPERATING PROFIT
2Q
180.0
160.0
140.0
120.0
100.0
16.0%
15.0%
14.0%
13.0%
12.0%
148.7
171.8
13.8%
14.6%
2Q01
2Q02
$
Margin


OPERATING PROFIT
Jan-Jun
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
15.0%
14.0%
13.0%
12.0%
282.5
324.7
13.5%
14.2%
Jan-Jun 01
Jan-Jun 02
$
Margin

MARGIN COMPARISON VERSUS MAIN COMPETITORS

It should be noted that in accordance with US GAAP and international standards, GEO capitalizes the cost of financing related to production, rather than applying it to the integral cost of financing.

Under the same accounting policies used by the public homebuilding companies in Mexico, Corporación GEO has the leading Gross Margins in the industry, despite the fact that Geo's production is almost 70% larger than that of its closest competitors.

Under Mexican GAAP and for peer comparison purposes, Gross Margin for the second quarter of 2002 would be 30.3%, while Operating Margin would be 19.2%


MARGINS GEO 2Q2002
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
25.6%
30.3%
14.6%
19.2%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses


MARGINS GEO Jan-Jun 02
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
25.7%
30.2%
14.2%
18.7%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses

EBITDA

2Q2002 EBITDA presented an increase of 11.5% compared to the same period last year totaling $249.5 million, while EBITDA Margin presented an increase of 0.3% percentage points to 21.1% over the same period.

	2Q01	2Q02	Change	%
OPERATING PROFIT	**148.7**	**171.8**	**23.2**	**15.6%**
Capitalized Interest Expenses	83.8	71.2	-12.6	-15.0%
Capitalized Repomo	-27.6	-16.5	11.0	-39.9%
Amortization & Depreciation	18.9	23.0	4.1	21.5%
EBITDA	**223.8**	**249.5**	**25.7**	**11.5%**
EBITDA MARGIN	**20.8%**	**21.1%**	**0.3%**	**1.4%**
EBITDA in US$ millions	**23.5**	**25.1**	**1.6**	**6.6%**
EBITDA per Share	**2.228**	**2.483**	**0.255**	**11.5%**


EBITDA 2Q
300.0
250.0
200.0
150.0
100.0
50.0
0.0
223.8
249.5
20.8%
21.1%
22.0%
21.0%
20.0%
2Q01
2Q02
$
Margin

First half 2002 EBITDA presented an increase of 10.0% compared to the same period last year totaling $480.4 million, while EBITDA Margin presented an increase of 0.2% percentage points compared to last year moving from 20.9% in 2001 to 21.0% in 2002.

	Jan-Jun 01	Jan-Jun 02	Change	%
OPERATING PROFIT	**282.5**	**324.7**	**42.3**	**15.0%**
Capitalized Interest Expenses	165.2	137.4	-27.8	-16.8%
Capitalized Repomo	-60.0	-34.4	25.6	-42.7%
Amortization & Depreciation	49.0	52.7	3.7	7.5%
EBITDA	**436.7**	**480.4**	**43.8**	**10.0%**
EBITDA MARGIN	**20.9%**	**21.0%**	**0.2%**	**0.8%**
EBITDA in US$ millions	**45.9**	**48.2**	**2.3**	**5.1%**
EBITDA per Share	**4.346**	**4.782**	**0.435**	**10.0%**


EBITDA Jan-Jun
500.0
400.0
300.0
200.0
100.0
436.7
480.4
20.9%
21.0%
23.0%
22.0%
21.0%
20.0%
19.0%

INTEGRAL COST OF FINANCING

Integral Cost of Financing during the second quarter showed an increase of 11.6% in comparison to the same period last year due to the lower Exchange Rate loss presented in the period. However, Financial Expenses presented a decrease of -25.2% compared to the 2Q2001 caused by lower interest rates in Mexico and a better mix of financial liabilities.

	2Q01	2Q02	Change	%
Financial Products	-11.6	-7.0	4.6	-39.6%
Financial Expenses	51.7	38.6	-13.0	-25.2%
Monetary Loss	18.5	12.3	-6.2	-33.3%
Exchange Rate Loss	-20.5	-1.4	19.0	-92.9%
ICF	**38.1**	**42.5**	**4.4**	**11.6%**


INTEGRAL COST OF FINANCING 2Q
50.0
40.0
30.0
20.0
10.0
0.0
38.1
42.5
2Q01
2Q02

For the Jan-June period, the Integral Cost of Financing showed a decrease of -3.2% year-over-year. Financial expenses presented a decrease of -27.1% compared to the same period of 2001.

	Jan-Jun 01	Jan-Jun 02	Change	%
Financial Products	-20.7	-13.6	7.2	-34.6%
Financial Expenses	105.4	76.8	-28.6	-27.1%
Monetary Loss	37.7	32.1	-5.6	-14.8%
Exchange Rate Loss	-27.1	-3.1	24.0	-88.4%
ICF	**95.2**	**92.2**	**(3.0)**	**-3.2%**


INTEGRAL COST OF FINANCING Jan-Jun
120.0
100.0
80.0
60.0
40.0
20.0
0.0
95.2
92.2
Jan-Jun 01
Jan-Jun 02

NET PROFIT

Net Profit during the 2Q2002 compared to last year observed an increase of 50.0%, moving from $53.7 million in the 2Q2001 to $80.6 million in this term. Net Margin for the second quarter of 2002 presented an increase of 1.8% percentage points in comparison to the 2Q2001 moving from 5.0% to 6.8%.

During the second quarter, $29.3 million pesos were accounted for as part of the deferred taxes according to the d-4 bulletin, affecting the Net Profit of the period.

	2Q01	2Q02	Change	%
Earnings before Taxes	**85.1**	**124.5**	**-39.4**	**46.3%**
Income Tx & PTU	28.4	44.3	-15.8	55.7%
Continued Operations	56.6	80.2	-23.6	41.7%
Discontinued Op.	-5.8	0.0	-5.8	-100.0%
Minority Interest	-2.9	-0.3	-2.6	-88.0%
NET PROFIT	**53.7**	**80.6**	**-26.9**	**50.0%**


NET PROFIT 2Q
100.0
80.0
60.0
40.0
20.0
0.0
8.0%
6.0%
4.0%
2.0%
0.0%
53.7
80.6
5.0%
6.8%
2Q01
2Q02
$
Margin

Net Profit during the period Jan-Jun 2002 compared to last year observed an increase of 45.8%, moving from $98.3 million in the first half of 2001 to $143.3 million in 2002, while Net Margin presented an increase of 1.7% percentage points in comparison to the same period of 2001 moving from 4.7% to 6.3%.

	Jan-Jun 01	Jan-Jun 02	Change	%
Earnings before Taxes	**145.5**	**220.5**	**-75.0**	**51.5%**
Income Tx & PTU	41.6	77.6	-36.0	86.7%
Continued Operations	103.9	142.9	-39.0	37.5%
Discontinued Op.	-11.1	0.0	-11.1	-100.0%
Minority Interest	-5.5	-0.4	-5.1	-92.2%
NET PROFIT	**98.3**	**143.3**	**-45.0**	**45.8%**



NET PROFIT Jan-Jun
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
8.0%
6.0%
4.0%
2.0%
0.0%
98.3
143.3
4.7%
6.3%
Jan-Jun 01
Jan-Jun 02
$
Margin

EARNINGS PER SHARE

* Under Mexican Accounting Principles.

EPS for the second quarter of the year 2002 and the twelve-months accumulated EPS were as follows:

PERIOD	2Q01	2Q02	Change	
			EPS	%
Second Quarter 2002	0.534	0.802	0.267	50.0%
Accumulated 12 months (Jun01 - Jun02)	1.720	3.360	1.640	95.3%

2- MD&A OF FINANCIAL STRUCTURE:

CASH & CASH EQUIVALENTS

The cash balance of the company at the end of the second quarter of the year presented a decrease of -6.1% compared to the 2Q2001, going from $357.9 million to $336.2 million pesos in the 2Q2002.

It is important to notice that the level of cash during the period diminished as consequence of the final payment of the outstanding portion of the company's Eurobond on May 25. The outstanding US $10.9 million, was held in cash in the previous quarters.



CASH & CASH EQUIVALENTS
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
357.9
336.2
2Q01
2Q02

COLLECTION AND ACCOUNTS RECEIVABLE

The accounts receivable to sales ratio showed an increase of 3.7% percentage points versus the 2Q2001. This was caused by the increase in sales and production during the period driven by the vigorous demand and mortgage availability for the year.



ACCOUNTS RECEIVABLE TO SALES
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
54.2%
55.9%
50.3%
56.9%
57.9%
2Q01
3Q01
4Q01
1Q02
2Q02

INVENTORIES AND LAND BANK

As a result of the "Land Outsourcing" and "Factory of Houses" strategies designed by the company to diminish working capital needs, the level of inventories of the second quarter presented a decrease of $-487.9 million compared to the 2Q2001. The composition of inventories as of June 30 was the following:

	2Q01	2Q02	Change	%
Promotions in process	1,085.0	660.3	424.7	-39.1%
Materials	239.9	198.1	41.8	-17.4%
Land Inventory	587.3	565.9	21.4	-3.6%
INVENTORIES	**1,912.1**	**1,424.2**	**-487.9**	**-25.5%**

A strategic objective of management is to maintain a minimum of two years of production available in land bank, through different schemes of acquisition and insurance of land. In this way, the company looks to diminish working capital needs and land ownership risk.

As of June 2002, land bank of homes to be developed and collected, reached a total of 82,088 affordable entry-level units or the equivalent of 903.0 hectares, as a consequence of the combination of Geo owned land, options

agreements and the "Land Outsourcing" scheme. Geo controls land bank worth three years of production with a low financial cost and a limited ownership risk.


LAND BANK - 2Q2002
12,732
Owned
Land Outsourcing
Optioned
25,381
43,975

OPERATING FREE CASH FLOW

Operating Free Cash Flow generation in the second quarter was US $-9.8 million, a decrease of US$-32.0 million compared to the US$22.2 million generated in the second quarter of last year.

Operating Free Cash Flow for the period of January-June 2002, presented an decrease of US $-26.3 million, having passed from US $-10.5 million in the first half of 2001 to US $-36.8 million in this year.

The Operating Cash Flow performance during the period is mainly explained by the increase in the level of accounts receivable and the previously announced additional purchases of land which occurred during the quarter.


OPERATING FREE CASH FLOW US$
Quarter over Quarter
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
-35.0
-40.0
-27.0
-36.8
Mar-02
Jun-02


OPERATING FREE CASH FLOW US$
Accumulated Jan - Jun
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
-35.0
-40.0
-10.5
-36.8
Jun-01
Jun-02

The next table shows the Operating Free Cash Flow statement for the accumulated period of January-June of 2002 versus the same period in 2001:

Operating Free Cash Flow Year-over-Year Comparison	JAN-JUN 01	JAN-JUN 02	Change	JAN-JUN 01	JAN-JUN 02	Change
	(millions of Pesos as of June 2002)			(millions of US dollars)		
SOURCES						
EBITDA	436.7	480.4	43.8	45.9	48.2	2.4
Interest Income	20.7	13.6	-7.2	2.2	1.4	-0.8
TOTAL SOURCES	457.4	494.0	36.6	48.1	49.6	1.6
USES						
Interest Expenses	-270.5	-214.2	56.4	-28.4	-21.5	6.9
Working Capital	-114.0	-678.2	-564.2	-12.0	-68.1	-56.1
Inventory	-166.1	94.7	260.8	-17.5	9.5	27.0
Capex	-4.9	-39.2	-34.3	-0.5	-3.9	-3.4
Other	-51.0	-28.6	22.4	-5.4	-2.9	2.5
FX	27.1	3.1	-24.0	2.9	0.3	-2.5
Inflation Adj.	22.3	2.2	-20.0	2.3	0.2	-2.1
Taxes	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL USES	-557.1	-860.0	-302.8	-58.5	-86.4	-27.8
TOTAL FREE OPERATING CASH FLOW	**-99.7**	**-366.0**	**-266.3**	**-10.5**	**-36.8**	**-26.3**

The next table shows the Operating Free Cash Flow statement for the 2Q2002 versus 2Q2001:

Operating Free Cash Flow Quarter-over-Quarter Comparison	2Q2001	2Q2002	Change	2Q2001	2Q2002	Change
	(millions of Pesos as of June 2002)			(millions of US dollars)		
SOURCES						
EBITDA	223.9	249.5	25.6	24.7	23.0	-1.8
Interest Income	11.6	7.0	-4.6	1.3	0.6	-0.6
TOTAL SOURCES	235.5	256.5	21.0	26.0	23.6	-2.4
USES						
Interest Expenses	-135.4	-109.9	25.6	-15.0	-10.1	4.9
Working Capital	199.8	-256.6	-456.4	19.2	-21.9	-41.1
Inventory	-104.2	8.9	113.2	-11.3	0.1	11.4
Capex	26.7	-6.7	-33.4	2.6	-0.4	-3.0
Other	-30.2	-17.9	12.3	-3.3	-1.7	1.6
FX	20.5	1.4	-19.0	2.2	0.1	-2.1
Inflation Adj.	9.0	4.2	-4.8	1.0	0.4	-0.6
Taxes	7.0	0.0	-7.0	0.7	0.0	-0.7
TOTAL USES	-6.9	-376.5	-369.6	-3.8	-33.4	-29.6
TOTAL FREE OPERATING CASH FLOW	**228.6**	**-120.0**	**-348.6**	**22.2**	**-9.8**	**-32.0**

NET DEBT AND FINANCIAL LIABILITIES STRUCTURE

During the quarter, Net debt presented a increase of 10.0% or $191.2 million pesos, reaching a level of $2,109.4 million pesos compared to the $1,918.2 million at the end of 2Q2001. This performance is partially explained by the additional land purchases.

The company's debt profile was comprised of 57.4% short-term and 42.6% long-term financial liabilities, while debt in dollars as of June only represented 1.9% of the total debt of the company reducing the debt risk profile in a significant way. Moreover, interest coverage improved from 1.5 in the 2Q2001 to 2.3 in the 2Q2002.

In addition, the company has more than $3,003.3 million pesos in lines of credit that are available and not used as a combination of the diverse financial instruments available to Geo.

From the $3,003.3 million pesos in lines of credit that are available and not used $2066.3 million correspond to available lines of credit under the bridge loan financing while the remaining $937.0 million is composed of credits for land purchasing, direct credits, commercial paper, the medium-term notes program and leasing. This availability in lines of credit ensures enough working capital for the company to build more than 21,557 houses.

Some of the important debt indicators as of June 2002 are:

DEBT INDICATORS	2Q01	2Q02	Change	
			Amount	%
Net Debt	1,918.2	2,109.4	191.2	10.0%
Net Debt to Capitalization Ratio	44.3%	46.4%	2.2%	4.9%
Net Debt to Capitalization Ratio without def. tax	38.3%	39.2%	0.9%	2.2%
Short-term debt to Total debt	82.0%	57.4%	-24.5%	-29.9%
Long-term debt to Total debt	18.0%	42.6%	24.5%	136.1%
U.S. Dollar debt to Total debt	24.2%	1.9%	-22.3%	-92.1%
Pesos debt to Total debt	75.8%	98.1%	22.3%	29.4%
Liquidity (CA / CL)	2.02	2.40	0.4	18.9%
Acid Test (CA - Inv / CL)	1.28	1.72	0.4	34.7%

Composition and average cost of debt per financial instrument during the second quarter of the year, without considering banking commissions, issuance expenses and FOVI and INFONAVIT mortgage calls, was as follows:

TOTAL FINANCIAL LIABILITIES	2Q02		Average Cost	Average Rates
	Amount	Total %		
Bridge Loans TIIE	1,126.7	46.1%	TIIE + 2.3	10.7%
Bridge Loans UDIS	13.7	0.6%	UDIS + 10.6	15.7%
Direct Loans	170.0	7.0%	TIIE + 2.8	10.9%
Comercial paper	78.5	3.2%	TIIE + 2.25	9.9%
Leasing	8.8	0.4%	TIIE + 1.5	9.1%
Medium Term Notes in Pesos P001	300.0	12.3%	CETES + 4	10.6%
Medium Term Notes in Pesos P002 & P003	700.0	28.6%	TIIE + 3.0	10.6%
Eurobond	0.0	0.0%	10.0%	10.0%
Others	46.4	1.9%	9.1%	9.1%
AVERAGE COST OF DEBT	**2,444.1**	**100.0%**	**10.7%**	

It is important to mention that 46.7% of company's debt is under the "Bridge Loan" financing vehicle. Due to its nature, the bridge loan should be considered as working capital, because of the low risk that it represents for the company: building execution and collection of the project.

The maturity of a bridge loan is always longer than the expected period of time needed to finish and collect the project. The guarantee of each bridge loan is the physical project that it is financing, and the company signs a new loan for every single project. In addition, the company's liabilities in the more than 65 active bridge loans are covered 2.6 times by the accounts receivable.

3. - LABOR AND MANAGEMENT

As of June 30 of 2002, Corporación GEO had 6,768 eventual workers (labor), representing 3.9% less than in the 2Q2001. In addition, the number of non-unionized administrative and fixed personnel was 3,067 representing a reduction of 13.7% in comparison to June 2001. These adjustments are part of the restructure program initiated in September 2000 to reduce redundancy and improve efficiencies.

4.- GEO RESTRUCTURES SHORT-TERM FINANCIAL LIABILITIES AND IMPROVES DEBT PROFILE

On April 30, 2002, Corporación Geo improved its debt profile by placing a medium-term note with a 4½-year maturity, for $200 million Pesos, at a rate of TIIE + 3.0.

With this issuance, Corporación Geo replaced Bank loans and/or short-term commercial paper, with the objective of improving its debt structure and ensuring access to a stable and continuous source of working capital, as well as reducing its financing costs.

Luis Orvañanos, Chairman of the Board of Corporación Geo, commented that "the financial strategy of the company is aligned with the expected growth in the number of mortgages available over the next few years. Therefore, we have to have permanent access to working and long-term capital, to profitably pursue these market opportunities."

"As part of our financial strategy, and in light of the low rates of interest in Mexico, we have decided to take advantage of these conditions to improve our debt profile and generate savings in our finance costs," added Victor Segura, CFO.

5.- PRESIDENT FOX VISITS GEO HOUSING DEVELOPMENT IN MEXICO CITY

On May 3, 2002, the President of Mexico, Vicente Fox, visited a Geo development and spent the morning with Geo employees, in honor of the "Día de Santa Cruz", a day dedicated to construction workers.

In the "Residencial Oso" middle-class housing development, the President met with workers of the company, and celebrated the ratification of his administration's housing goals for 2002, which include the granting of 500,000 mortgages for 2002.

Luis Orvañanos, Chairman of the Board of Corporación Geo, remarked, "We felt very proud to have had the President with us on a day which is so special for the workers of our company. For us it is an honor that he decided to share this time in one of our developments – it symbolizes Geo's leadership within the industry, and the role that housing plays in the development of the country."

"Ever since we became a public company, we have invested continually in training for all of our employees, with the goal of guaranteeing product quality and the total satisfaction of our clients. This has been reflected in our results and the unequalled position that we have today in the housing industry," added Miguel Gómez Mont.

6.- GEO APPLAUDS FORMATION OF NATIONAL CHAMBER OF THE HOUSING INDUSTRY

On May 13, 2002, Corporación Geo applauded the official creation of the National Chamber for Housing Promotion and Development, whose Constitutive Assembly took place in May 12, 2002, in Mexico City.

The National Association of Housing Promoters – PROVIVAC – which groups 32 delegations and over 800 developers which account for over 75% of the housing supply in the country, achieved the status of a Chamber, thus becoming the premier private institution representing the housing sector.

Luis Orvañanos, President of Corporación Geo, commented that "The creation of the Chamber is an achievement not only for housing developers but for the entire country. At Geo, we feel very proud that our

CEO, Miguel Gómez Mont, has been named as the Founding President of the Chamber, which symbolizes Geo's leadership in the industry."

"The transformation of PROVIVAC into the National Housing Chamber was a necessary change for the industry, given the ambitious housing production goals we have and the important moment the country is living. With this great step forward we are taking as a sector, we will be able to participate in an even more active manner in the formation of national housing policy, and we will also have access to much more information about the activities related to our industry," assured the CFO, Victor Segura.

Luis Orvañanos
Chairman of the Board

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact and Additional Information:

Iván Vela
Director of Finance and Equity Markets
Corporación GEO
Ph. +(52) 55-5480-5071
Fax. +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED 2Q2002 INCOME STATEMENT
THOUSANDS OF PESOS AS OF JUNE 30, 2002

	2Q2001		2Q2002		Variation	
Homes Sold	5,062		5,634		572	11.3%
	$	%	$	%	$	%
Revenues	**1,074,316**	**100.0%**	**1,180,999**	**100.0%**	**106,683**	**9.9%**
Cost of Goods Sold	**799,465**	**74.4%**	**878,423**	**74.4%**	**78,958**	**9.9%**
Gross Profit	**274,851**	**25.6%**	**302,576**	**25.6%**	**27,725**	**10.1%**
SG&A	126,180	11.7%	130,736	11.1%	4,556	3.6%
Operating Profit	**148,671**	**13.8%**	**171,840**	**14.6%**	**23,169**	**15.6%**
EBITDA	**223,839**	**20.8%**	**249,509**	**21.1%**	**25,670**	**11.5%**
Integral Cost of Financing						
Financial Products	(11,642)	-1.1%	(7,026)	-0.6%	4,616	-39.6%
Financial Expenses	51,674	4.8%	38,632	3.3%	(13,042)	-25.2%
Foreign Exchange Loss (Gain)	(20,461)	-1.9%	(1,447)	-0.1%	19,014	-92.9%
Monetary Loss (Gain)	18,516	1.7%	12,347	1.0%	(6,169)	-33.3%
	38,087	3.5%	42,506	3.6%	4,419	11.6%
Other Net Expenses	25,520	2.4%	4,848	0.4%	(20,672)	-81.0%
Earnings from Continued Op. Before Taxes	**85,064**	**7.9%**	**124,486**	**10.5%**	**39,422**	**46.3%**
Provisions						
Income Taxes	14,404	1.3%	15,330	1.3%	926	6.4%
Deferred Taxes	13,738	1.3%	29,303	2.5%	15,565	113.3%
Profit Sharing	296	0.0%	(364)	0.0%	(660)	-223.0%
Earnings from Continued Operations	**56,626**	**5.3%**	**80,217**	**6.8%**	**23,591**	**41.7%**
Earnings (Loss) from Discontinued Operations	(5,841)	-0.5%	0	0.0%	5,841	-100.0%
Net Profit (loss) before Minoritary Interest	**50,785**	**4.7%**	**80,217**	**6.8%**	**29,432**	**58.0%**
Minoritary Interest	(2,908)	-0.3%	(348)	0.0%	2,560	-88.0%
Net Profit (loss)	**53,694**	**5.0%**	**80,565**	**6.8%**	**26,871**	**50.0%**

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED AND ACCUMULATED JAN-JUN INCOME STATEMENT
THOUSANDS OF PESOS AS OF JUNE 30, 2002

	Jan-Jun 01		Jan-Jun 02		Variation	
Homes Sold	9,993		10,820		827	8.3%
	$	%	$	%	$	%
Revenues	**2,092,648**	**100.0%**	**2,284,806**	**100.0%**	**192,158**	**9.2%**
Cost of Goods Sold	**1,557,641**	**74.4%**	**1,697,934**	**74.3%**	**140,293**	**9.0%**
Gross Profit	**535,007**	**25.6%**	**586,872**	**25.7%**	**51,865**	**9.7%**
SG&A	252,548	12.1%	262,146	11.5%	9,598	3.8%
Operating Profit	**282,458**	**13.5%**	**324,726**	**14.2%**	**42,268**	**15.0%**
EBITDA	**436,659**	**20.9%**	**480,413**	**21.0%**	**43,754**	**10.0%**
Integral Cost of Financing						
Financial Products	(20,742)	-1.0%	(13,564)	-0.6%	7,178	-34.6%
Financial Expenses	105,362	5.0%	76,800	3.4%	(28,562)	-27.1%
Foreign Exchange Loss (Gain)	(27,132)	-1.3%	(3,149)	-0.1%	23,983	-88.4%
Monetary Loss (Gain)	37,727	1.8%	32,125	1.4%	(5,602)	-14.8%
	95,216	4.6%	92,212	4.0%	(3,004)	-3.2%
Other Net Expenses Income from Affiliates	41,718	2.0%	11,981	0.5%	(29,737)	-71.3%
Earnings from Continued Op. Before Taxes	**145,525**	**7.0%**	**220,534**	**9.7%**	**75,009**	**51.5%**
Provisions						
Income Taxes	21,394	1.0%	14,564	0.6%	(6,830)	-31.9%
Deferred Taxes	19,882	1.0%	63,077	2.8%	43,195	217.3%
Profit Sharing	319	0.0%	4	0.0%	(315)	-98.7%
Earnings from Continued Operations	**103,930**	**5.0%**	**142,889**	**6.3%**	**38,959**	**37.5%**
Earnings (Loss) from Discontinued Operations	(11,127)	-0.5%	0	0.0%	11,127	-100.0%
Net Profit (loss) before Minoritary Interest	**92,802**	**4.4%**	**142,889**	**6.3%**	**50,087**	**54.0%**
Minoritary Interest	(5,511)	-0.3%	(429)	0.0%	5,082	-92.2%
Net Profit (loss)	**98,315**	**4.7%**	**143,318**	**6.3%**	**45,003**	**45.8%**

CORPORACION GEO, S.A. DE C.V.

CONSOLIDATED BALANCESHEET

THOUSAND OF PESOS AS OF JUNE 30, 2002

	Jan-Jun 01	Jan-Jun 02	Variation $	Variation %
ASSETS				
CURENT ASSETS				
Cash and Cash Equivalents	357,882	336,195	-21,687	-6.1%
Account Receivables	2,488,033	2,910,055	422,022	17.0%
Inventories	1,912,102	1,424,221	-487,881	-25.5%
Other Current Assets	469,114	385,448	-83,666	-17.8%
Other Current Assets From Discontinued Subsidiaries	3,901	1,877	-2,024	-51.9%
Current Assets >	**5,231,033**	**5,057,795**	**-173,238**	**-3.3%**
INVESTMENT IN ASSOCIATES	49,102	103,124	54,022	110.0%
NET PROPERTY, PLANT AND EQUIPMENT	801,879	681,631	-120,248	-15.0%
OTHER ASSETS	51,230	365,151	313,921	612.8%
OTHER ASSETS FROM DISCONTINUED SUBSIDIARIES	0	0	0	#¡DIV/0!
TOTAL ASSETS>	**6,133,244**	**6,207,701**	**74,457**	**1.2%**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Bank Liabilities	1,865,798	1,404,673	-461,125	-24.7%
Suppliers	484,825	505,872	21,047	4.3%
Accumulated Taxes and Expenses	232,634	192,551	-40,083	-17.2%
Income Tax and Profit Sharing	5,367	5,217	-150	-2.8%
Other Liabilities from Discontinued Subsidiaries	4,784	0	-4,784	-100.0%
Current Liabilities >	**2,593,408**	**2,108,313**	**-485,095**	**-18.7%**
LONG TERM LIABILITIES	410,332	1,040,927	630,595	153.7%
LAND SUPPLIERS	31,962	19,906	-12,056	-37.7%
Long Term Liabilities >	**442,294**	**1,060,833**	**618,539**	**139.8%**
Non-Deferred Total Liabilities	**3,035,702**	**3,169,146**	**133,444**	**4.4%**
Diferred Income Tax	678,850	606,416	-72,434	-10.7%
TOTAL LIABILITIES >	**3,714,552**	**3,775,563**	**61,011**	**1.6%**
SHAREHOLDER'S EQUITY				
Common Stock	112,851	110,964	-1,887	-1.7%
Reinstated Common Stock	255,166	259,742	4,576	1.8%
Effect of Conversion in Foreign Entities	92	19,539	19,447	21060.2%
Premium on Shares Suscription	2,247,436	2,242,637	-4,799	-0.2%
Reserve for Share Repurshase Program	0	211,776	211,776	na
Retained Earnings	2,087,519	2,278,214	190,695	9.1%
Period Result	118,196	206,395	88,199	74.6%
Deficiency in Reintated Capital	-1,819,586	-2,086,093	-266,507	14.6%
Majority Shareholder's Equity	**3,001,676**	**3,243,175**	**241,499**	**8.0%**
Minority Shareholder's Equity	87,092	30,972	-56,120	-64.4%
Minoritary Equity Discontinued Subsidiaries	-432	920	1,352	-312.8%
Total Non-Deferred Shareolde's Equity	**3,088,335**	**3,275,068**	**186,733**	**6.0%**
Initial Deferred Tax	-560,153	-566,487	-6,334	1.1%
Deferred Tax in Historical Results	-19,881	-63,077	-43,196	217.3%
Deferred Tax in Accumulated Results	-95,173	-213,366	-118,193	124.2%
Total Tax Liabilities	**-675,208**	**-842,930**	**-167,722**	**24.8%**
Total Shareholder's Equity	**2,413,128**	**2,432,138**	**19,010**	**0.8%**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**6,127,680**	**6,207,701**	**80,021**	**1.3%**

CORPORACIÓN GEO, S.A. DE C.V.
TICKER SYMBOLS: BMV: GEOB OTC: CVGFY (ADR Level 1)

QUARTER: SECOND YEAR: 2002

2Q2002 EARNINGS REPORT

Casas GEO
Para vivir como quieres

(All figures presented in millions of pesos as of June 30, 2002)

2Q2002 HIGHLIGHTS

OPERATING RESULTS 2Q2002
(Compared to 2Q2001)

- ✓ *HOMES SOLD: 5.634 units (increase of 11.3% compared to 5,062 in the 2Q2001)*
- ✓ *REVENUES: $1,181.0 (increase of 9.9%)*
- ✓ *GROSS PROFIT: $302.6 (increase of 10.1%) GROSS MARGIN: 25.6%*
- ✓ *OPERATING PROFIT: $171.8 (increase of 15.6%) OPERATING MARGIN: 14.6%*
- ✓ *EBITDA: $249.5 (increase of 11.5%) EBITDA MARGIN: 21.1% EBITDA IN USD: US$ 25.1*
- ✓ *NET PROFIT: $80.6 (increase of 50.0%) NET MARGIN: 6.8%*

JANUARY – JUNE 2002 ACCUMULATED RESULTS
(Compared to Jan-Jun 2001)

- ✓ *HOMES SOLD: 10,820 units (increase of 8.3% compared to 9,993 in the period Jan-Jun 2001)*
- ✓ *REVENUES: $2,284.8 (increase of 9.2%)*
- ✓ *GROSS PROFIT: $586.9 (increase of 9.7%) GROSS MARGIN: 25.7%*
- ✓ *OPERATING PROFIT: $324.7 (increase of 15.0%) OPERATING MARGIN: 14.2%*
- ✓ *EBITDA: $480.4 (increase of 10.0%) EBITDA MARGIN: 21.0% EBITDA IN USD: US$48.2*
- ✓ *NET PROFIT: $143.3 (increase of 45.8%) NET MARGIN: 6.3%*

Casas GEO

FINANCIAL STRUCTURE
(Compared to 2Q2001)

- ✓ *CASH AND CASH EQUIVALENTS:*
  - *$336.2 million (decrease of -6.1% compared to $357.9 million in the 2Q2001)*
- ✓ *ACCOUNTS RECEIVABLE + INVENTORIES TURNOVER:*
  - *315 days (decrease of -10.0% compared to 350 days in the 2Q2001)*
- ✓ *ACCOUNTS RECEVABLE TO SALES RATIO:*
  - *57.9% (increase of 3.7% percentage points compared to 54.2% in the 2Q2001)*
- ✓ *NET DEBT:*
  - *$2,109.4 million (increase of 10.0% compared to $1,918.2 million in the 2Q2001)*
- ✓ *DEBT TO CAPITALIZATION BEFORE DEFERRED TAXES:*
  - *42.8% (increase of 0.3% percentage points compared to 42.4% in the 2Q2001)*
- ✓ *OPERATING FREE CASH FLOW:*
  - *Operating Free Cash flow of US $-36.8 million (decrease of US $-26.3 compared to US $-10.5 million in the same period last year)*
- ✓ *RETURN ON EQUITY:*
  - *13.8% (increase of 88.5% compared to 7.3% in the 2Q2001)*

CORPORACIÓN GEO, S.A. DE C.V.

Mexico City – July 19, 2002– Corporacion GEO, S.A. de C.V. (BMV: GEOB; CORPGEO MX; OTC: CVGEY) the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico reported today its second quarter 2002 earnings results. The double-digit growth in all income categories, as well as the notable improvement in the debt profile of the company, are the highlights of this quarter.

Luis Orvañanos, Chairman and President of Corporación Geo, commented that "In light of the very favorable period that our industry is in, at Geo we have been able to take advantage of the extraordinary supply of mortgages this year and to reflect our leadership in solid double-digit growth in our results. We believe that the company is more ready than ever to continue this positive trajectory."

The 2Q2002 operating results observed solid increases in all the lines of the P&L for the fourth consecutive quarter in a row. Units sold grew 11.3%, totaling 5,634 homes sold during the quarter, while Revenues grew 9.9% year-over-year, reaching $1,181.0 million pesos. In addition, Gross Profit increased by 10.1% with a Gross Margin of 25.6% compared to 25.6% in the 2Q2001. Operating Profit presented an increase of 15.6% with an Operating Margin of 14.6% versus 13.8% in the 2Q2001. Finally, EBITDA showed an increase of 11.5% in comparison to the 2Q2001 with an increase in the year-on-year margin coming from 20.8% in the 2Q2001 to a 21.1% in this period.

The improvement at the Net Profit level was especially significant. When comparing year-over-year, Net Profit grew by 50.0% totaling $80.6 million, compared to $53.7 million in the 2Q2001, while the Net Margin jumped from 5.0% in 2Q2001 to 6.8% in 2Q2002.

Caused by the vigorous demand for affordable housing in Mexico and a higher levels of sales and production, the Accounts Receivable to Sales presented a slight increase to 57.9% from 54.2% in the 2Q2001. However, the company succeeded in take down the Inventories level -25.5% compared to 2Q2001. Cash and Cash Equivalents showed a decrease of -6.1% over last year ending in $336.2 million pesos, while Net Debt presented a increase of 10.0% to $2,109.4 million pesos versus $1,918.2 million pesos in the 2Q2001 as consequence of additional land bank acquisition. Lastly, Operating Free Cash Flow presented a withdrawal of US $-26.3 million, moving from US $-10.5 million in the 2Q2001 to US $-36.8 million in the 2Q2002.

The Debt to Capitalization ratio observed an increase over 2Q2001 moving from 42.4% to 42.8% in the 2Q2002. Finally, the debt risk profile significantly improved during the quarter, especially considering the fact that the

company paid down the outstanding portion of its Eurobond limiting US dollar debt exposure to less than 1.5% of total financial liabilities. In addition, the debt profile was restructured to 57.4% short term and 42.6% long term, while Interest Coverage passed from 1.5 in the 2Q2001 to 2.3 in the 2Q2002.

"In Geo, we are confident that the dynamism shown by the Housing Institutes in the delivery of credits during 2002 will continue and accelerate during the second half of the year. After the very successful FOVISSSTE mortgage call in recent days, we believe that we will come very close to fulfilling the goals for the Housing Industry for 2002. It is also important to remember the significant boost that middle-income housing has undergone, a segment in which Geo has sold more than 798 units so far this year, the equivalent to 7.4% of our sales," remarked Miguel Gómez Mont, CEO.

Finally, Iván Vela, Director of Finance and Capital Markets, added, "With the results of the second quarter, we have succeeded in delivering four consecutive quarters with very consistent and predictable results. We will continue working to provide our investors and the market with this kind of performance and reliability."

Second Quarter 2002 Results

Operating results in the second quarter 2002 were: Homes sold during the 2Q2002 reached 5,634 units an increase of 11.3% compared to 5,062 homes sold in the same period last year. In line with the objective of diversify the product range especially to the higher priced segments, 383 houses out of the 5,634 homes sold by GEO during the 2Q2002 were registered in the upper affordable and middle income housing segments, the equivalent to 6.8% of the total sales.

Revenues for the 2Q2002 presented an increase of 9.9% compared to the same period of 2001 reaching $1,181.0 million pesos. Gross Profit for the 2Q2002 totaled in $302.6 million pesos, an increase of 10.1% compared to the same period last year. Gross Margin compared to the same period of 2001 was stable, reaching 25.6% in the 2Q2002.

"With regard to SG&A expenses, the austerity policy initiated in 4Q2000 continues to show good results. SG&A during the second quarter of 2002 presented an decrease of 3.6% in real terms, the equivalent to $4.6 million, while incidence of SG&A expenses to Revenues was 11.1%, moving from 11.7% in the 2Q2001", noted Víctor Segura, Chief Financial Officer.

Operating Profit during the second quarter presented an increase of 15.6% compared to the 2Q2001, while Operating Margin presented an increase of 0.7% percentage points moving from 13.8% in the 2Q2001 to 14.6%. In addition, 2Q2002 EBITDA presented an increase of 11.5% compared to the same period last year totaling $249.5 million, while EBITDA Margin presented an increase of 0.3% percentage points to 21.1% over the same period.

Casas GEO

It should be noted that in accordance with US GAAP and international standards, GEO capitalizes the cost of financing related to production, rather than applying it to the integral cost of financing. Under the same accounting policies used by the public homebuilding companies in Mexico, Corporación GEO has the leading Gross Margins in the industry, despite the fact that Geo's production is almost 70% larger than that of its closest competitors. Under Mexican GAAP and for peer comparison purposes, Gross Margin for the second quarter of 2002 would be 30.3%, while Operating Margin would be 19.2%

Integral Cost of Financing during the second quarter showed a increase of 11.6% in comparison to the same period last year due to a lower Exchange Rate loss presented in the period. However, Financial Expenses presented a decrease of -25.2% compared to the 2Q2001 caused by lower interest rates in Mexico and a better mix of financial liabilities.

Lastly, Net Profit observed an increase of 50.0%, moving from $53.7 million in the 2Q2001 to $80.6 million in this quarter. Net Margin for the second quarter of 2002 presented an increase of 1.8% percentage points in comparison to the 2Q2001 moving from 5.0% to 6.8%.

Accumulated January – June 2002 Results

Operating results for the first half of 2002 were: Homes sold during the first half of 2002 reached 10,820 units an increase of 8.3% compared to 9,993 homes sold in the same period last year. From the 10,820 units sold by GEO during the 2Q2002, 798 homes were in the upper affordable and middle income housing segments, the equivalent to 7.4% of total sales.

Revenues in the first half of 2002 totaled $2,284.8 million pesos an increase of 9.2% compared to last year. Gross Profit in the period Jan-Jun 2002 presented an increase of 9.7% totaling at $586.9 million, while Gross Margin presented a increase of 0.1% percentage points, moving from 25.6% to 25.7% in 2002.

SG&Q in the first half of 2002 totaled $262.1 million a increase of 3.8% compared to last year, while incidence of SG&A expenses to sales was 11.5% in the period coming from 12.1% in the same period of 2001.

Operating Profit in the period Jan-Jun 2002 presented an increase of 15.0% compared to the same period of last year, while Operating Margin presented an decrease of -0.6% percentage points passing from 13.5% to 14.2% in 2002. In addition, first half 2002 EBITDA presented an increase of 10.0% compared to the same period last year totaling $480.4 million, while EBITDA Margin presented an increase of 0.2% percentage points compared to last year moving from 20.9% in 2001 to 21.0% in 2002.

Integral Cost of Financing during the first half of the year showed a decrease of -3.2% in comparison to the same period last year. Financial expenses presented a decrease of -27.1% compared to the same period of 2001. Finally, Net Profit observed an increase of45.8%, moving from $98.3 million in the first half of 2001 to $143.3 million in 2002, while Net Margin presented an increase of 1.7% percentage points in comparison to the same period of 2001 moving from 4.7% to 6.3%.

The number of equivalent homes produced during the second quarter were, 5,464 homes, an increase of 15.4% compared to the same period of 2001, while equivalent production for first half of 2002 was 10,617 units representing an increase of 15.2% when comparing to last year. However, during the second quarter 22 new projects, for a total of 11,171 homes, were initiated.

The Mortgage Backlog as of June 2002 was valid for 46,432 units, sufficient for approximately 1.7 years of production, including the signed agreements under the Savings Program GEOFACIL. Lastly, the company's land bank for homes to be developed and collected is valid for 82,088 affordable entry-level units or the equivalent of 903.0 hectares, as a consequence of the combination of Geo's owned land, options agreements and the "Land Outsourcing" scheme.

Important Events of the Second Quarter 2002

GEO RESTRUCTURES SHORT-TERM FINANCIAL LIABILITIES AND IMPROVES DEBT PROFILE
On April 30, 2002, Corporación Geo improved its debt profile by placing a medium-term note with a 4½-year maturity, for $200 million Pesos, at a rate of TIIE + 3.0.

With this issuance, Corporación Geo replaced Bank loans and/or short-term commercial paper, with the objective of improving its debt structure and ensuring access to a stable and continuous source of working capital, as well as reducing its financing costs.

Luis Orvañanos, Chairman of the Board of Corporación Geo, commented that "the financial strategy of the company is aligned with the expected growth in the number of mortgages available over the next few years. Therefore, we have to have permanent access to working and long-term capital, to profitably pursue these market opportunities."

"As part of our financial strategy, and in light of the low rates of interest in Mexico, we have decided to take advantage of these conditions to improve our debt profile and generate savings in our finance costs," added Victor Segura, CFO.

PRESIDENT FOX VISITS GEO HOUSING DEVELOPMENT IN MEXICO CITY
On May 3, 2002, the President of Mexico, Vicente Fox, visited a Geo development and spent the morning with Geo employees, in honor of the "Día de Santa Cruz", a day dedicated to construction workers.

In the "Residencial Oso" middle-class housing development, the President met with workers of the company, and celebrated the ratification of his administration's housing goals for 2002, which include the granting of 500,000 mortgages for 2002.

Luis Orvañanos, Chairman of the Board of Corporación Geo, remarked, "We felt very proud to have had the President with us on a day which is so special for the workers of our company. For us it is an honor that he

decided to share this time in one of our developments – it symbolizes Geo's leadership within the industry, and the role that housing plays in the development of the country."

"Ever since we became a public company, we have invested continually in training for all of our employees, with the goal of guaranteeing product quality and the total satisfaction of our clients. This has been reflected in our results and the unequalled position that we have today in the housing industry," added Miguel G6mez Mont

GEO APPLAUDS FORMATION OF NATIONAL CHAMBER OF THE HOUSING INDUSTRY

On May 13, 2002, Corporaci6n Geo applauded the official creation of the National Chamber for Housing Promotion and Development, whose Constitutive Assembly took place in May 12, 2002, in Mexico City.

The National Association of Housing Promoters – PROVIVAC – which groups 32 delegations and over 800 developers which account for over 75% of the housing supply in the country, achieved the status of a Chamber, thus becoming the premier private institution representing the housing sector.

Luis Orvañanos, President of Corporaci6n Geo, commented that "The creation of the Chamber is an achievement not only for housing developers but for the entire country. At Geo, we feel very proud that our CEO, Miguel G6mez Mont, has been named as the Founding President of the Chamber, which symbolizes Geo's leadership in the industry."

"The transformation of PROVIVAC into the National Housing Chamber was a necessary change for the industry, given the ambitious housing production goals we have and the important moment the country is living. With this great step forward we are taking as a sector, we will be able to participate in an even more active manner in the formation of national housing policy, and we will also have access to much more information about the activities related to our industry," assured the CFO, Victor Segura.

Finally, we inform the market that a detailed, public and complementary version of this earnings release is available for all the investment community in our Web Site.

Visit us at WWW.CASASGEO.COM

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact and Additional Information:

<u>Iván Vela</u>
Director of Finance and Equity Markets
Corporaci6n GEO
Ph. +(52) 55-5480-5071
Fax. +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Casas GEO

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED 2Q2002 INCOME STATEMENT
THOUSANDS OF PESOS AS OF JUNE 30, 2002

	2Q2001		2Q2002		Variation	
Homes Sold	5,062		5,634		572	11.3%
	$	%	$	%	$	%
Revenues	**1,074,316**	**100.0%**	**1,180,999**	**100.0%**	**106,683**	**9.9%**
Cost of Goods Sold	**799,465**	**74.4%**	**878,423**	**74.4%**	**78,958**	**9.9%**
Gross Profit	**274,851**	**25.6%**	**302,576**	**25.6%**	**27,725**	**10.1%**
SG&A	126,180	11.7%	130,736	11.1%	4,556	3.6%
Operating Profit	**148,671**	**13.8%**	**171,840**	**14.6%**	**23,169**	**15.6%**
EBITDA	**223,839**	**20.8%**	**249,509**	**21.1%**	**25,670**	**11.5%**
Integral Cost of Financing						
Financial Products	(11,642)	-1.1%	(7,026)	-0.6%	4,616	-39.6%
Financial Expenses	51,674	4.8%	38,632	3.3%	(13,042)	-25.2%
Foreign Exchange Loss (Gain)	(20,461)	-1.9%	(1,447)	-0.1%	19,014	-92.9%
Monetary Loss (Gain)	18,516	1.7%	12,347	1.0%	(6,169)	-33.3%
	38,087	3.5%	42,506	3.6%	4,419	11.6%
Other Net Expenses	25,520	2.4%	4,848	0.4%	(20,672)	-81.0%
Earnings from Continued Op. Before Taxes	**85,064**	**7.9%**	**124,486**	**10.5%**	**39,422**	**46.3%**
Provisions						
Income Taxes	14,404	1.3%	15,330	1.3%	926	6.4%
Deferred Taxes	13,738	1.3%	29,303	2.5%	15,565	113.3%
Profit Sharing	296	0.0%	(364)	0.0%	(660)	-223.0%
Earnings from Continued Operations	**56,626**	**5.3%**	**80,217**	**6.8%**	**23,591**	**41.7%**
Earnings (Loss) from Discontinued Operations	(5,841)	-0.5%	0	0.0%	5,841	-100.0%
Net Profit (loss) before Minoritary Interest	**50,785**	**4.7%**	**80,217**	**6.8%**	**29,432**	**58.0%**
Minoritary Interest	(2,908)	-0.3%	(348)	0.0%	2,560	-88.0%
Net Profit (loss)	**53,694**	**5.0%**	**80,565**	**6.8%**	**26,871**	**50.0%**

Casas GEO

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED AND ACCUMULATED JAN-JUN INCOME STATEMENT
THOUSANDS OF PESOS AS OF JUNE 30, 2002

	Jan-Jun 01		Jan-Jun 02		Variation	
Homes Sold	9,993		10,820		827	8.3%
	$	%	$	%	$	%
Revenues	**2,092,648**	**100.0%**	**2,284,806**	**100.0%**	**192,158**	**9.2%**
Cost of Goods Sold	**1,557,641**	**74.4%**	**1,697,934**	**74.3%**	**140,293**	**9.0%**
Gross Profit	**535,007**	**25.6%**	**586,872**	**25.7%**	**51,865**	**9.7%**
SG&A	252,548	12.1%	262,146	11.5%	9,598	3.8%
Operating Profit	**282,458**	**13.5%**	**324,726**	**14.2%**	**42,268**	**15.0%**
EBITDA	***436,659***	***20.9%***	***480,413***	***21.0%***	***43,754***	***10.0%***
Integral Cost of Financing						
Financial Products	(20,742)	-1.0%	(13,564)	-0.6%	7,178	-34.6%
Financial Expenses	105,362	5.0%	76,800	3.4%	(28,562)	-27.1%
Foreign Exchange Loss (Gain)	(27,132)	-1.3%	(3,149)	-0.1%	23,983	-88.4%
Monetary Loss (Gain)	37,727	1.8%	32,125	1.4%	(5,602)	-14.8%
	95,216	4.6%	92,212	4.0%	(3,004)	-3.2%
Other Net Expenses Income from Affiliates	41,718	2.0%	11,981	0.5%	(29,737)	-71.3%
Earnings from Continued Op. Before Taxes	**145,525**	**7.0%**	**220,534**	**9.7%**	**75,009**	**51.5%**
Provisions						
Income Taxes	21,394	1.0%	14,564	0.6%	(6,830)	-31.9%
Deferred Taxes	19,882	1.0%	63,077	2.8%	43,195	217.3%
Profit Sharing	319	0.0%	4	0.0%	(315)	-98.7%
Earnings from Continued Operations	**103,930**	**5.0%**	**142,889**	**6.3%**	**38,959**	**37.5%**
Earnings (Loss) from Discontinued Operations	(11,127)	-0.5%	0	0.0%	11,127	-100.0%
Net Profit (loss) before Minoritary Interest	**92,802**	**4.4%**	**142,889**	**6.3%**	**50,087**	**54.0%**
Minoritary Interest	(5,511)	-0.3%	(429)	0.0%	5,082	-92.2%
Net Profit (loss)	**98,315**	**4.7%**	**143,318**	**6.3%**	**45,003**	**45.8%**

Casas GEO

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED BALANCESHEET
THOUSAND OF PESOS AS OF JUNE 30, 2002

	Jan-Jun 01	Jan-Jun 02	Variation	
			$	%
ASSETS				
CURENT ASSETS				
Cash and Cash Equivalents	357,882	336,195	-21,687	-6.1%
Account Receivables	2,488,033	2,910,055	422,022	17.0%
Inventories	1,912,102	1,424,221	-487,881	-25.5%
Other Current Assets	469,114	385,448	-83,666	-17.8%
Other Current Assets From Discontinued Subsidiaries	3,901	1,877	-2,024	-51.9%
Current Assets >	**5,231,033**	**5,057,795**	**-173,238**	**-3.3%**
INVESTMENT IN ASSOCIATES	49,102	103,124	54,022	110.0%
NET PROPERTY, PLANT AND EQUIPMENT	801,879	681,631	-120,248	-15.0%
OTHER ASSETS	51,230	365,151	313,921	612.8%
OTHER ASSETS FROM DISCONTINUED SUBSIDIARIES	0	0	0	#¡DIV/0!
TOTAL ASSETS>	**6,133,244**	**6,207,701**	**74,457**	**1.2%**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Bank Liabilities	1,865,798	1,404,673	-461,125	-24.7%
Suppliers	484,825	505,872	21,047	4.3%
Accumulated Taxes and Expenses	232,634	192,551	-40,083	-17.2%
Income Tax and Profit Sharing	5,367	5,217	-150	-2.8%
Other Liabilities from Discontinued Subsidiaries	4,784	0	-4,784	-100.0%
Current Liabilities >	**2,593,408**	**2,108,313**	**-485,095**	**-18.7%**
LONG TERM LIABILITIES	410,332	1,040,927	630,595	153.7%
LAND SUPPLIERS	31,962	19,906	-12,056	-37.7%
Long Term Liabilities >	**442,294**	**1,060,833**	**618,539**	**139.8%**
Non-Deferred Total Liabilities	**3,035,702**	**3,169,146**	**133,444**	**4.4%**
Diferred Income Tax	678,850	606,416	-72,434	-10.7%
TOTAL LIABILITIES >	**3,714,552**	**3,775,563**	**61,011**	**1.6%**
SHAREHOLDER'S EQUITY				
Common Stock	112,851	110,964	-1,887	-1.7%
Reinstated Common Stock	255,166	259,742	4,576	1.8%
Effect of Conversion in Foreign Entities	92	19,539	19,447	21060.2%
Premium on Shares Suscription	2,247,436	2,242,637	-4,799	-0.2%
Reserve for Share Repurshase Program	0	211,776	211,776	na
Retained Earnings	2,087,519	2,278,214	190,695	9.1%
Period Result	118,196	206,395	88,199	74.6%
Deficiency in Reintated Capital	-1,819,586	-2,086,093	-266,507	14.6%
Majority Shareholder's Equity	**3,001,676**	**3,243,175**	**241,499**	**8.0%**
Minority Shareholder's Equity	87,092	30,972	-56,120	-64.4%
Minoritary Equity Discontinued Subsidiaries	-432	920	1,352	-312.8%
Total Non-Deferred Shareolde's Equity	**3,088,335**	**3,275,068**	**186,733**	**6.0%**
Initial Deferred Tax	-560,153	-566,487	-6,334	1.1%
Deferred Tax in Historical Results	-19,881	-63,077	-43,196	217.3%
Deferred Tax in Accumulated Results	-95,173	-213,366	-118,193	124.2%
Total Tax Liabilities	**-675,208**	**-842,930**	**-167,722**	**24.8%**
Total Shareholder's Equity	**2,413,128**	**2,432,138**	**19,010**	**0.8%**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**6,127,680**	**6,207,701**	**80,021**	**1.3%**


PREMIO NACIONAL DE VIVIENDA
MEXICO 2002
CasasGEO
Para vivir como quieres
October 2002 Road Show
'We are Ready'
Corporación GEO

We are Ready...for Profitable Growth

- *The Mexican Housing Industry is poised for above-average growth due to the housing initiatives announced by President Fox and the structural changes that are occurring in the sector, offering an attractive visibility.*
- *GEO has successfully dedicated the past few years to consolidating operations, reducing overall leverage and focusing on generating operating free cash flow.*
- *Recent initiatives such as the Debt Refinancing Program and the Product Diversification are improving profitability and have reduced the Company's overall risk profile.*
- *GEO's financial results have improved over the past five quarters and the Company is showing consistent, predictable and profitable growth.*
- *Senior Management believes the share price is still significantly undervalued and is committed to continue the financial and operating turnaround and improve communication and transparency, in order to once again trade at a premium valuation to our peers.*

We are Ready... to Capitalize on Opportunities

- *The annual housing deficit will become an annual surplus by 2006*

HOUSING DEFICIT IN MEXICO



900,000
800,000
750,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
7,000,000
6,800,000
6,600,000
6,400,000
6,200,000
6,000,000
5,800,000
5,600,000
5,400,000
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Housing Supply
Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

Source: Company and Official Estimates

We are Ready… to Capitalize on Opportunities

- *Our typical market gives us a solid base to diversify our products*



Middle Income
Above $485,001
Upper Affordable
Between $330,001 and $485,000
Typical GEO's Market
Affordable
Between $185,001 and $330,000
Lower Affordable
Up to $185,000

Estimated Yearly Demand by Segment	Segment	Estimated Mortgage Availability 2002	Coverage Of Demand In 2002
100,000	Middle Income (Above $485,001) and Upper Affordable (Between $330,001 and $485,000)	20,000	20%
350,000	Typical GEO's Market – Affordable (Between $185,001 and $330,000)	330,000	94%
300,000	Lower Affordable (Up to $185,000)	140,000	46%
Total Demand 750,000 Homes		Supply E2002 490,000 Homes	65%

The Middle Income and Lower Affordable Housing Segments Represent the Strongest Areas of Opportunity

We are Ready... to Meet the Challenge

- *Collective effort to reach the goal of 750,000 mortgages in 2006*



HOUSING INSTITUTES
(Thousands of Credits)
CAGR 2000 - 2006 = 13.5%
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
351.6
318.0
492.0
547.0
604.5
663.8
750.0

	2000	2001	2002	2003	2004	2005	2006
Others	35,000	42,000	30,000	52,000	57,000	62,000	68,000
SOFOLES-Banks	4,500	5,500	10,000	30,000	37,500	46,875	82,000
FOVISSSTE	15,000	18,000	100,000	65,000	65,000	65,000	65,000
SFH - FOVI	47,000	47,500	70,000	100,000	120,000	140,000	160,000
INFONAVIT	250,110	205,000	275,000	300,000	325,000	350,000	375,000

HOUSING INSTITUTES GOALS FOR 2002

- ✓ *INFONAVIT : E 275,000 Mortgages (increase from 205,000 in 2001)*
- ✓ *SHF-FOVI : E 70,000 Mortgages (increase from 47,500 in 2001)*
- ✓ *FOVISSSTE : E 100,000 Mortgages (increase from 18,000 in 2001)*

Despite the Delay in FOVISSSTE, the Industry is Projected to Grow at Least 25% compared to 2001

We are Ready... to Face the Future

[redacted]	[redacted]
1 *Access to Land*	*"Land Outsourcing" = Cash Flow ; Land Bank Secured at a Minimum Cost*
2 *Working Capital Financing*	*Securitization = Alternative Source of Resources ; Financial Benefits*
3 *Production Efficiency and Collection Capacity*	*"Factory of Homes" = Produce Faster, Collect Faster; Just-in-Time Production*
4 *Attracting and Retaining High-Quality Personnel*	*"Geo Culture" = Expertise and Creation of Employee Stakeholders*
5 *Brand Image & Quality*	*"Building..." = Geo's New Marketing Campaign; Brand Recall & Awareness*

Investment Thesis :
Moderate and Consistent EBITDA Growth and Neutral-to-Positive Operating Cash Flow under the Same Debt and Capital Structure

We are Ready... to Face the Future

The Consolidation Period prepared us to better face the promising future

EBITDA & Operating Free Cash Flow
(in US$ millions)



150
100
50
0
-50
-100
Free Cash Flow
EBITDA
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION

Inventory Turnover as Days of COGS



350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
274
224
291
277
249
187
164
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION

Net Debt to Equity



40%
38%
36%
34%
32%
39.4%
38.0%
37.1%
34.5%

1998	1999	2000	2001
39.4%	38.0%	37.1%	34.5%

CONSOLIDATION (1999–2001)

Accounts Receivable to Sales



73.0%
68.0%
63.0%
58.0%
53.0%
48.0%

1995	1996	1997	1998	1999	2000	2001
67.5%	64.4%	63.3%	67.3%	50.5%	50.4%	50.3%

EXPANSION (1995–1998) *CONSOLIDATION* (1999–2001)

Financial Turnaround... plus Operating Turnaround

We are Ready... to Face the Future

We are the only truly nation-wide housing company in Mexico

- Our growth will come from our current operations thus optimizing Capex and SG&A
- All Operating Expenses to become Nation-Wide are already reflected in our numbers



- We cover 19 states and the 33 most dynamic cities in Mexico

GEO is present where :

- 73% of the INFONAVIT credits are granted
- 79% of the GDP is produced
- 74% of the marriages take place
- 76% of all Mexicans are living

We Have no Intentions or Need to Open Any New Subsidiary, neither National nor International

Source: INEGI

We are Ready... for Profitable Growth

- *GEO is ready to grow again on a more profitable basis*

GOALS 2002

	Steady Growth	***Efficient Production***	
1			3
2			4
	Strong Financial Structure	***Cash Generation***	

Margins Stability on a Year-on-Year Comparison

We are Ready... for Profitable Growth

The start of a sustainable and profitable growth period

- ✓ *Paid down the outstanding US$10 million of our Eurobond in May*
- ✓ *Gross Margin between 25.5% to 26.0% & Operating Margin around 14.5% to 15.0%*
- ✓ *1,500 homes sold in the Upper Affordable and Middle-Income housing segments*
- ✓ *9,000 homes sold in the Lower Affordable housing segment*
- ✓ *A $200 Million Pesos Medium-Term Note was issued during the year*
- ✓ *Investment in Land of around $250 to $300 million to assure long-term sales*
- ✓ *Continuity to the Employees Stock Ownership Program initiated back in 1997*
- ✓ *Increase of Marketing Activities to support the stock price and liquidity*

Growth with Stability in Annual Margins with a Healthier Financial Structure

We are Ready... To Enter New Markets

GEO is best positioned to achieve sustainable growth in the future



Upper Affordable

Lower Affordable





Mix E2002
Middle Income > $485,000
4%
Upper Affordable > $330,000
2%
Typical GEO's Market Affordable > $185,000
62%
Lower Affordable < $185,000
32%



Middle Income

Affordable Entry Level



Geo has Shown that It Can Execute on its Strategy to Enter the Upper Affordable and Middle Income Segments

We are Ready... to Continuing Delivering Quality of Life

In October 2002 Geo received for second year in a row the highest honors from President Fox at the '2002 National Housing Awards', winning 6 of the 7 categories.

- ✓ *The '2002 National Housing Award' took into account the entire supply of housing during the year.*
- ✓ *Geo was the only public Company that received the highest honors being the only company to win in more than one category.*



1. *National Housing Award for Liveability*
2. *National Housing Award in the category of Installations for People with Disabilities*
3. *National Housing Award in the category of Best Project Execution.*
4. *National Housing Award in the category of Social Production of Housing.*
5. *The Only Honorable Mention in the category of Liveability*
6. *The only Honorable Mention in the Ecotechnology category*

The National Award as an Important Sales Catalyst for 2003

We are Ready… for Profitable Growth

- *Typical seasonality concentrates revenues in the 2H of the year*

QUARTERLY REVENUES SEASONALITY 2001 – E2002


30%
29%
28%
27%
26%
25%
24%
23%
22%
21%
20%
21%
21%
23%
22%
27%
27%
30%
29%

	1Q	2Q	3Q	4Q
2001	21%	22%	27%	30%
E2002	21%	23%	27%	29%

2002 Revenues Seasonality is Providing us Predictability and Margin Stability Year-over-Year

We are Ready… for Profitable Growth

Year-over-year operating results – Third Quarter 2002

	3Q2001	***3Q2002***	***3Q2002 vs 3Q2001***
Homes Sold	6,342	***6,885***	+8.6%
Revenues	$1,308.6	***$1,412.5***	+7.9%
Gross Profit	$342.9	***$365.1***	+6.5%
Gross Margin	26.2%	***25.8%***	-0.4%
Operating Profit	$200	***$217.7***	+8.8%
Operating Margin	15.3%	***15.4%***	+0.1%
EBITDA	$283.6	***$306.5***	+8.1%
EBITDA Margin	21.7%	***21.7%***	+0.0%
EBITDA in US$	US $28.4	***US $30***	+5.5%
Net Profit	$95	***$108.9***	+14.6%
Net Margin	7.3%	***7.7%***	+0.4%

We Have Posted Outstanding Results For Five Consecutive Quarters

In million of Pesos as of September 30, 2002

We are Ready... for Profitable Growth

- *Year-over-year operating results – Accumulated Jan-Sep 2002*

	Jan-Sep 2001	Jan-Sep 2002	J-S 2002 vs J-S 2001
Homes Sold	16,335	***17,705***	+8.4%
Revenues	$3,428	***$3,726.3***	+8.7%
Gross Profit	$884.7	***$959.4***	+8.4%
Gross Margin	25.8%	***25.7%***	-0.1%
Operating Profit	$486.1	***$546.8***	+12.4%
Operating Margin	14.2%	***14.7%***	+0.5%
EBITDA	$725.8	***$793***	+9.3%
EBITDA Margin	21.2%	***21.3%***	+0.1%
EBITDA in US$	US $72.7	***US $77.5***	+6.6%
Net Profit	$194.5	***$254***	+30.5%
Net Margin	5.7%	***6.8%***	+1.1%

Jan-Sep Results are In Line with the Company's Objectives for the Full Year

In million of Pesos as of September 30, 2002

We are Ready... for Profitable Growth

Year-over-year financial indicators

- *Operating Free Cash Flow:*
  - **Operating Free Cash Flow of US $-13.5 million (decrease of US $-0.6 compared to US $-12.9 million in the same period last year).**
  - **Operating Free Cash Flow generation in the third quarter was US $ 23.3 million (improvement of US$ 25.7 compared to US $ -2.4 million generated in the third quarter of last year).**
- ***Cash: $ 517.5 million a decrease of -31.2% compared to $752 million in the 3Q01.***
- ***Accounts Receivable to Sales Ratio: 57.8% an increase of 1.9% compared to 55.9%.***
- ***Debt to Capitalization Before Deferred Taxes: 41.1% a decrease of –4.8% points compared to 45.9% in the 3Q2001.***
- ***Net Debt: $1,889.3 million a decrease of –3.4% compared to $1,956.4 million .***

Important Free Cash Flow generation and reduction in Net Debt

In million of Pesos as of September 30, 2002

We are Ready... for Profitable Growth

We control today a strong land bank and backlog

- ✓ **GEO´s Land Bank as of September 30, 2002 is composed of:**
  - 48,293 homes on Geo´s BalanceSheet
  - 22,964 homes under "Land Outsourcing" schemes
  - 10,203 homes under Option Agreements
  - **81,460 Homes for Affordable Housing**

- ✓ **Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks.**
- ✓ **Due to GEO's position in the market and financial ingenuity, it has successfully used other people's money to secure its land bank.**
- ✓ **GEO´s Land Bank is composed proportionally to our regional operations as well as FOVI and INFONAVIT's credit supply.**
- ✓ **As of September 30, 2002 the land bank was enough for almost three years of production.**

Land Bank for 82,088 and Mortgage Backlog for 44,692 Affordable Homes

We are Ready... to Increase Shareholder's Value

Geo has the most respected Management Team in the Housing Industry

GEO's OWNERSHIP STRUCTURE



USA 20%
GEO's Group of Control 35%
Europe 15%
Others 5%
Mexico 25%

65% FREE FLOAT

- ✓ 45% of the Board Members are truly External Directors
- ✓ No family relationships among Titular Members of the Board, Executive Officers or Corporate Directors
- ✓ External Directors lead the Board Committees of Compensation, Finance & Planning and Audit
- ✓ Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV
- ✓ More than 30% of Geo's employees are Shareholders
- ✓ One series of shares – One Share, One Vote

Geo is the only Mexican Company with "Tag-Along Rights" for all of its Stockholders

We are Ready... to Increase Shareholder's Value

- ***Geo is an eye-catching investment offering Value and Growth at an attractive valuation in an Industry with superior earnings visibility***



Rendimiento Acumulado Enero 2001-Sep 2002
Geo, Ara & Hogar Vs. IPyC
GEO 196.62%
ARA 29.82%
IPyC 6.5%
300.0%
250.0%
200.0%
150.0%
100.0%
50.0%
0.0%
01-Ene-01
28-Ene-01
26-Feb-01
24-Mar-01
23-Abr-01
21-May-01
16-Jun-01
13-Jul-01
09-Ago-01
05-Sep-01
02-Oct-01
29-Oct-01
26-Nov-01
24-Dic-01
22-Ene-02
19-Feb-02
18-Mar-02
17-Abr-02
15-May-02
11-Jun-02
08-Jul-02
03-Ago-02
30-Ago-02
27-Sep-02



Price to Book Value
GEO - ARA
1998 - 2002
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jun-98
Nov-98
Apr-99
Sep-99
Feb-00
Jul-00
Dec-00
May-01
Oct-01
Mar-02
Ago-02
GEO P/VL
ARA P/VL



Price to Earnings
GEO - ARA
1998 - 2002
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Jun-98
Nov-98
Apr-99
Sep-99
Feb-00
Jul-00
Dec-00
May-01
Oct-01
Mar-02
Ago-02
GEO P/E
ARA P/E



Firm Value / EBITDA
GEO - ARA
1998 - 2002
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
Mar-99
Ago-99
Jan-00
Jun-00
Nov-00
Apr-01
Sep-01
Feb-02
Jul-02
GEO FV/EBITDA
ARA FV/EBITDA

Average Daily Trade since January is Higher than US $850,000

Contact and Additional Information

IVÁN VELA

Director of Finance & Equity Markets

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064

Email: ivela@casasgeo.com

JORGE PÉREZ / KENIA VARGAS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064

Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com

CasasGEO

Para vivir como quieres

June 2002 Road Show

‘We are Ready’

Corporación GEO

PREMIO NACIONAL DE VIVIENDA 2001

July 2002

We are Ready...for Profitable Growth

- *The Mexican Affordable housing sector is poised for above-average growth due to the recent housing initiatives announced by President Fox and the structural changes that are occurring in the sector.*
- *GEO has successfully dedicated the past few years to consolidating operations, reducing overall leverage and focusing on generating operating free cash flow.*
- *Recent initiatives such as the Debt Refinancing Program and the Product Diversification are improving profitability and have reduced the Company's overall risk profile.*
- *GEO's financial results have improved over the past three quarters and the Company is poised once again to achieve consistent and profitable growth.*
- *Senior Management believes the share price is significantly undervalued and is committed to improving results, communication and transparency in order to once again achieve a premium market valuation.*

We are Ready... to Capitalize on Opportunities

The annual housing deficit will become an annual surplus by 2006

HOUSING DEFICIT IN MEXICO



1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Total Housing Supply
Total Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

Source: Company's Estimates

We are Ready... to Capitalize on Opportunities

- *The market share of homebuilders is expected to grow faster each year than the housing supply built by individuals*

HOUSING DEFICIT IN MEXICO



1,400,000
1,200,000
1,000,000
800,000
750,000
600,000
400,000
200,000
0
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Homebuilders
Self-construction
Housing Deficit

We Believe that the Goal of Delivering 750,000 Mortgages by 2006 is Aggressive but Achievable

We are Ready... to Meet the Challenge

- *Collective effort to reach the goal of 750,000 mortgages in 2006*

HOUSING INSTITUTES

(Thousands of Credits)

CAGR 2000 - 2006 = 13.5%


800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
351.6
318.0
482.0
547.0
604.5
663.8
750.0

	2000	2001	2002	2003	2004	2005	2006
Others	35,000	42,000	30,000	52,000	57,000	62,000	68,000
SOFOLES-Banks	4,500	5,500	7,000	30,000	37,500	46,875	82,000
FOVISSSTE	15,000	18,000	100,000	65,000	65,000	65,000	65,000
SFH - FOVI	47,000	47,500	70,000	100,000	120,000	140,000	160,000
INFONAVIT	250,110	205,000	275,000	300,000	325,000	350,000	375,000

HOUSING INSTITUTES GOALS FOR 2002

- ✓ *INFONAVIT : E 275,000 Mortgages (increase from 205,000 in 2001)*
- ✓ *SFH-FOVI : E 70,000 Mortgages (increase from 47,500 in 2001)*
- ✓ *FOVISSSTE : E 100,000 Mortgages (increase from 18,000 in 2001)*

Despite the Delay in FOVISSSTE, the Industry is Projected to Grow at Least 25% compared to 2001

Source: INFONAVIT, FOVI & "The National Housing Program"

We are Ready... to Meet the Challenge

- *Special programs and structural changes taking place*

  - ✓ *Formation of the National Housing Council*
  - ✓ *Evolution of FOVI into the National Mortgage Bank*
  - ✓ *"INFONAVIT SUPPORT" Program - Art. 43 Bis.*
  - ✓ *PROSAVI - PROFIVI, FOVI - SHF Programs*
  - ✓ *FOVISSSTE Transformation*
  - ✓ *Steps toward the Secondary Mortgage Market*
  - ✓ *Tax Deduction for Real Interests on Mortgage Loans*

750,000 Mortgages in 2006

We are Setting Strong Foundations to Support the Above-Average Growth in the Coming Years

We are Ready... to Face the Future

[redacted]	[redacted]
1 Access to Land	"Land Outsourcing" = Cash Flow ; Land Bank Secured at a Minimum Cost
2 Working Capital Financing	Securitization = Unparalleled Source of Resources ; Financial Benefits
3 Production Efficiency and Collection Capacity	"Factory of Homes" = Produce Faster, Collect Faster; Just-in-Time Production
4 Attracting and Retaining High-Quality Personnel	"Geo Culture" = Expertise and Creation of Employee Stakeholders
5 Brand Image & Quality	"Building..." = Geo's new Marketing Campaign; Brand Recall & Awareness

Main Investment Thesis :
Moderate and Consistent EBITDA Growth and Positive Operating Cash Flow under the Same Debt and Capital Structure

We are Ready... to Face the Future

Solid Strategy of Profitable Growth

EBITDA & Operating Free Cash Flow
(in US$ millions)



150
100
50
0
-50
-100
Free Cash Flow
EBITDA
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION

Inventory Turnover as Days of COGS



350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
274
224
291
277
249
187
164
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION

Net Debt to Capitalization



40%
38%
36%
34%
32%
39.4%
38.0%
37.1%
34.5%
CONSOLIDATION

1998	1999	2000	2001
39.4%	38.0%	37.1%	34.5%

Accounts Receivable to Sales



73.0%
68.0%
63.0%
58.0%
53.0%
48.0%
EXPANSION
CONSOLIDATION

1995	1996	1997	1998	1999	2000	2001
67.5%	64.4%	63.3%	67.3%	50.5%	50.4%	50.3%

We Delivered On What We Shared with the Market Back in 1999

We are Ready... to Face the Future

Delivering on our original yearly goals and promises



Operating Free Cash Flow
(in US$ millions)
30
25
20
15
10
5
0
US $24.6
US $10.0
US $11.4
2000
2001 Goal
2001 Achievement



EBITDA
(in US$ millions)
120
110
100
90
80
US $99.5
US $100.0
US $110.2
2000
2001 Goal
2001 Achievement



Accounts Receivable to Sales
54.0%
52.0%
50.0%
48.0%
46.0%
44.0%
42.0%
40.0%
50.4%
50.0%
50.3%
2000
2001 Goal
2001 Achievement



Debt to Capitalization
46.0%
44.0%
42.0%
40.0%
43.8%
45.0%
42.7%
2000
2001 Goal
2001 Achievement

We Managed to Fulfill our Targets for 2001

We are Ready... to Face the Future

We are the only truly nation-wide housing company in Mexico

- Our growth will come from our current operations thus limiting Capex and Operating Expenses
- All Operating Expenses to become Nation-Wide are already reflected in our numbers
- We cover 19 states and the 33 most dynamic cities in Mexico



GEO is present where :

- 73% of the INFONAVIT credits are granted
- 79% of the GDP is produced
- 74% of the marriages take place
- 76% of all Mexicans are living

Our National Coverage Means that We Don't Need to Open Any New Subsidiary, National or International

We are Ready... for Profitable Growth

- *GEO is ready to grow again on a more profitable basis*

Steady Growth		***Efficient Production***	
1	***8% to 10% Growth in Volume, Revenues & EBITDA***	***Accounts Receivable to Sales Lower than 50%***	3
2	***Debt to Capitalization Ratio of 45%***	***Neutral to Positive Operating Free Cash Flow***	4
Strong Financial Structure		***Cash Generation***	

Margins Stability on a Year-on-Year Comparison

We are Ready... for Profitable Growth

The start of a sustainable and profitable growth period

- ✓ *Paid down the outstanding US$10 million of our Eurobond in May*
- ✓ *Gross Margin between 25.5% to 26.0% & Operating Margin around 14.5% to 15.0%*
- ✓ *Participation in SHF-FOVI and FOVISSSTE mortgages according to availability*
- ✓ *1,500 homes sold in the Upper Affordable and Middle-Income housing segments*
- ✓ *9,000 homes sold in the Lower Affordable housing segment*
- ✓ *A New Securitization and a Medium-Term Note could be issued during the year*
- ✓ *Investment in Land of around $250 to $300 million to assure long-term sales*
- ✓ *Increase of Marketing Activities to support the stock price and liquidity*

Growth with Stability in Annual Margins and a Healthier Financial Structure

We are Ready... To Enter New Markets

- *Profitability, design, quality and diversification are the main drivers*



Upper Affordable

Lower Affordable



Segment	Mix 2002
Middle Income > $470,000	4%
Upper Affordable > $320,000	2%
Typical GEO's Market Affordable > $180,000	62%
Lower Affordable < $180,000	32%



Middle Income

Affordable Entry Level



We Sold more Upper Affordable and Middle-Income Homes than any Other Competitor in 2001

We are Ready... to Face the Future

- *In 2001 GEO successfully refinanced its US$ 50m Eurobond.*

  - ✓ *GEO issued three medium-term peso notes totaling P$500 million.*
  - ✓ *The P$300 million of the first issuance bears interest at TIIE+3.0 maturing in 2005.*
  - ✓ *The P$200 million of the 2nd & 3rd issuances pay TIIE+3.0 maturing in 2006.*
  - ✓ *To date GEO has purchased US $40.0 million of its bond (80% of the outstanding).*
  - ✓ *The outstanding US $10 million were finally paid in May.*
  - ✓ *The company has reduced its USD exchange rate debt exposure to less than 1.8%*

The Debt Maturity Schedule Has Been Aligned with the Company's Expectations for Cash Generation

We are Ready... to Continuing Delivering Quality of Life

- *In 2001 Geo won the National Housing Award 'Tu Casa INFONAVIT 2001'*



- ✓ *The Award was for the "Los Arcos II" development in Acapulco.*
- ✓ *The criteria included factors from the design of the community to the satisfaction of its residents.*
- ✓ *Chosen from among all housing built in Mexico during 2000.*
- ✓ *The Award is a reflection of the design, quality, integration with the urban environment, and the innovative construction technology of the products that GEO offers its clients.*

The National Award as Important Sales Catalyst for 2002

We are Ready... for Profitable Growth

- *Typical seasonality concentrates revenues in the 2H of the year*

QUARTERY REVENUES SEASONALITY 1999 - E 2001



30%
29%
28%
27%
26%
25%
24%
23%
22%
21%
20%
21%
21%
23%
22%
27%
27%
30%
29%

	1Q	2Q	3Q	4Q
2001	21%	22%	27%	30%
E2002	21%	23%	27%	29%

In 2002 We Expect a Revenues Seasonality Similar to 2001

We are Ready… for Profitable Growth

Year-over-year operating results – Second Quarter 2002

	2Q2001	2Q2002	2Q2002 vs 2Q2001
Homes Sold	5,062	***5,638***	+11.3%
Revenues	$1,074.3	***$1,180.9***	+9.9%
Gross Profit	$274.8	***$302.5***	+10.1%
Gross Margin	25.6%	***25.6%***	+0.0%
Operating Profit	$148.6	***$171.8***	+15.6%
Operating Margin	13.8%	***14.6%***	+0.8%
EBITDA	$223.8	***$249.5***	+11.5%
EBITDA Margin	20.8%	***21.1%***	+0.3%
EBITDA in US$	US $23.5	***US $25.1***	+6.6%
Net Profit	$53.6	***$80.5***	+50.0%
Net Margin	5.0%	***6.8%***	+1.8%

We Have Posted Outstanding Results For Four Consecutive Quarters

In million of Pesos as of June 30, 2002 17 June 2002

We are Ready… for Profitable Growth

Year-over-year operating results – First Half 2002

	1H2001	*1H2002*	*1H2002 vs 1H2001*
Homes Sold	9,993	***10,820***	+8.3%
Revenues	$2,092.6	***$2,284.8***	+9.2%
Gross Profit	$535.0	***$586.8***	+9.7%
Gross Margin	25.6%	***25.7%***	+0.1%
Operating Profit	$282.4	***$324.7***	+15.0%
Operating Margin	13.5%	***14.2%***	+0.7%
EBITDA	$436.6	***$480.4***	+10.0%
EBITDA Margin	20.9%	***21.0%***	+0.1%
EBITDA in US$	US $45.9	***US $48.2***	+5.1%
Net Profit	$98.3	***$143.3***	+45.8%
Net Margin	4.7%	***6.3%***	+1.6%

First Half Results are On Line with the Company's Objectives for the Year

In million of Pesos as of June 30, 2002

We are Ready... for Profitable Growth

- *Year-over-year financial indicators*

  - ✓ *Operating Free Cash Flow:*
    - Operating Free Cash Flow of US $ -36.8 million (decrease of US$ 26.3 compared to US $ -10.5 million in the same period last year)
  - ✓ *Cash: $ 336.2 million a decrease of 6.1% compared to $357.9 million in the 2Q01*
  - ✓ *Accounts Receivable to Sales Ratio: 57.9% an increase of 3.7% compared to 54.2%*
  - ✓ *Debt to Capitalization Before Deferred Taxes: 42.8% an increase of 0.3% points compared to 42.4% in the 2Q2001*
  - ✓ *Net Debt: $2,109.4 million an increase of 10.0% compared to $1,918.2 million*

Additional Land Purchasing and Higher Production had a Temporary Effect on the Balance Sheet

In million of Pesos as of June 30, 2002 19 June 2002

We are Ready… for Profitable Growth

We control today a strong supply of land and backlog

- ✓ **GEO´s Land Bank as of June 30, 2002 is composed of:**
  - 43,975 homes on Geo´s BalanceSheet
  - 25,381 homes under "Land Outsourcing" schemes
  - 12,732 homes under Option Agreements
  - **82,088 Homes for Affordable Housing**

- ✓ **Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks**

- ✓ **GEO´s Land Bank is composed proportionally to our regional operations as well as FOVI and INFONAVIT's credit supply**

- ✓ **As of June 30, 2002 the land bank was enough for almost three years of production**

Land Bank for 82,088 and Mortgage Backlog for 46,432 Affordable Homes

We are Ready... to Increase Shareholder's Value

- ***Despite the impressive return since October 2001, we are still trading at 3.4x Firm Value/EBITDA, with a 25% discount versus Ara and with a significant discount to our five years multiple***

Acummulated Return January 2001 - June 2002
Geo Vs. Ara & IPyC



250.00%
200.00%
150.00%
100.00%
50.00%
0.00%
-50.00%
Ene-01
Feb-01
Mar-01
Abr-01
May-01
Jun-01
Jul-01
Ago-01
Sep-01
Oct-01
Nov-01
Dic-01
Ene-02
Feb-02
Mar-02
Abr-02
GEO
192.3%
3.5X
FV/EBITDA
ARA
27.9%
4.1X
FV/EBITDA
IPyC
20.9%

Average Daily Trade Since January Is More Than US $ 920,000

Contact and Additional Information

IVÁN VELA

Director of Finance & Equity Markets

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064

Email: ivela@casasgeo.com

MARCO LALOS / JORGE PEREZ

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064

Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
<u>www.casasgeo.com</u>

Casas GEO

Para vivir como quie...



Corporación GEO

DEBT ANALYSIS

Third Quarter 2002

PREMIO NACIONAL DE VIVIENDA MEXICO 2002

Financial Liabilities Highlights

CasasGEO
Para vivir como quieres

DEBT INDICATORS	3Q01	3Q02	Change	
			Amount	%
Net Debt	1,956.4	1,889.3	(67.0)	-3.4%
Net Debt to Capitalization	44.4%	42.4%	-2.0%	-4.5%
Net Debt to Cap without deferred taxes	38.0%	35.4%	-2.6%	-6.9%
Short Term Debt to Total Debt	68.3%	69.2%	0.9%	1.4%
Long Term Debt to Total Debt	31.7%	30.8%	-0.9%	-3.0%
Debt in Pesos to Total Debt	78.3%	98.1%	19.8%	25.3%
Debt in Dollars to Total Debt	21.7%	1.9%	-19.8%	-91.3%
Liquidity (ACP / PCP)	2.25	2.14	(0.1)	-5.2%
Acid Test (ACP - Inv / PCP)	1.55	1.59	0.0	2.3%

Decrease of 3.4% in Net Debt

Financial Liabilities Highlights

Net Debt to Capitalization Without Deferred Taxes



45,0%
40,0%
35,0%
30,0%
25,0%
20,0%
41,6%
38,3%
38,1%
34,5%
38,5%
39,2%
35,4%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02

- ***Net Debt to Capitalization has Decrease Consistently Overtime***

Interest Coverage



2,5
2,0
1,5
1,0
0,5
0,0
1,6
1,6
1,8
1,8
2,2
2,2
2,4
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02

- ***Improvement in Interest Coverage Quarter over Quarter***

Important Improvement in Debt Indicators

Financial Liabilities Highlights

CasasGEO

FINANCIAL LIABILITIES	3Q2002		Average Cost	Average Rates
	Amount	Total%		
Bridge Loans TIIE	1,094.3	45.5%	TIIE+2.3	11.0%
Bridge Loans UDIS	8.0	0.3%	UDIS+10.6	14.7%
Direct Credits	177.5	7.4%	TIIE+3.0	11.3%
Commercial Paper	75.5	3.1%	TIIE+2.25	10.6%
Leasing	5.8	0.2%	TIIE+1.5	9.6%
Medium Term Notes in Pesos P001	300.0	12.5%	CETES+4	11.1%
Medium Term Notes in Pesos P002	700.0	29.1%	TIIE+3.0	11.1%
Eurobond	0.0	0.0%	10.0%	10.0%
Others	45.7	1.9%	9.1%	9.1%
AVERAGE COST OF DEBT	2,406.8	100.0%	11.0%	

Main Financial Institutions:

Banks: Bancomer, Inbursa, Banorte, Ixe, Bital

SOFOLES: Hipotecaria Nacional, Hipotecaria Mexicana, Su Casita, GMAC

The Decrease in Interest Rates Has Favored Our Cost of Debt

Amounts in million pesos as of September 30, 2002

Without including commissions and transaction costs

Financial Ratios

CasasGEO
Para vivir como quieres

Comparative Balance Sheet June 30, 2002 Vs. September 30, 2002

Thousand Pesos as of September 30, 02

	June 30, 02	Sep 30, 02	Var %
Current Liabilities	2,135,088	2,538,577	18.8%
Long Term Liabilities	1,074,305	749,498	-30.2%
Other Liabilities	614,117	680,245	10.7%
Total Liabilities	3,823,512	3,968,320	3.7%

	June 30, 02	Sep 30, 02
Short Term Liabilities	55.8%	63.9%
Long Term Liabilities	28.1%	18.8%
Liquidity (CA / CL)	2.39	2.13
Acid Test (CA - INV) / CL	1.72	1.58

69.2% Short Term Debt Due to the Reclassification of $300 Million Pesos of the Medium Term Note

Other Debt is formed mainly by Deferred Taxes

Financial Ratios

Para vivir como quieres

Comparative Balance Sheet September 30, 2001 Vs. September 30, 2002

Thousand Pesos as of September 30, 02

	Sep 30, 01	Sep 30, 02	Var %
Current Liabilities	2,535,693	2,538,577	0.1%
Long Term Liabilities	919,242	749,498	-18.5%
Other Liabilities	694,597	680,245	-2.1%
Total Liabilities	4,149,531	3,968,320	-4.4%

	Sep 30, 01	Sep 30, 02
Short Term Liabilities	61.1%	63.9%
Long Term Liabilities	22.1%	18.8%
Liquidity (CA / CL)	**2.25**	2.13
Acid Test (CA - INV) / CL	1.54	1.58

4.4% Decrease in Total Liabilities Year-over-Year

Other Debt is formed mainly by Deferred Taxes

Debt Structure

Bank Liabilities and Publicly Trade Debt Structure as of September 30, 2001



Eurobond & Others 15%
Credits Chile 6%
Bridge Loans UDIS & TIIE 37%
Medium Term Notes 29%
Direct Credits 9%
Leasing 1%
Commercial Paper 3%

Bank Liabilities and Publicly Trade Debt Structure as of September 30, 2002



Others 2%
Medium Term Notes 42%
Bridge Loans UDIS & TIIE 45%
Leasing 0.2
Direct Credits 7%
Commercial Paper 3%

Healthy Diversification of Financial Instruments

Accounts Receivable to Short-Term Debt

June 30, 2002
(Pesos as September 30, 2002)


Commercial Paper
80 millions
Direct Credits
174 millions
Leasing
10 millions
Bridge Loans
UDIS & TIIE
1,156 millions
Accounts Receivable
2,947 millions

Hedging of 2.1 times
Accounts Receivable to ST Debt

September 30, 2002
(Pesos as September 30, 2002)


Others
6 millions
Leasing
6 millions
Commercial Paper
75 millions
Medium Term
Note
300 millions
Direct Credits
177 millions
Bridge Loans
UDIS & TIIE
1,102 millions
Accounts Receivable
2,999 millions

Hedging of 1.8 times
Accounts Receivable to ST Debt

Most of GEO's Debt is Directly Tied to Production and Therefore Has Very Low to No Risk at All

Accounts Receivable to Short-Term Debt

September 30, 2001
(Pesos of September 30, 2002)



Credits Chile
137 millions
Leasing
17 millions
Euro
411 mi
Commercial Paper
90 millions
Direct Credits
236 millions
Bridge Loans
UDIS & TIIE
957 millions
Accounts
Receivable
2,638 millions

Hedging of 1.4 times
Accounts Receivable to ST Debt

September 30, 2002
(Pesos of September 30, 2002)



Others
6 millions
Leasing
6 millions
Commercial Paper
76 millions
Medium Term
Note
300 millions
Direct Credits
177 millions
Bridge Loans
UDIS & TIIE
1,102 millions
Accounts
Receivable
2,999 millions

Hedging of 1.8 times
Accounts Receivable to ST Debt

Most of GEO's Debt is Directly Tied to Production and Therefore Has Very Low to No Risk at All

Bridge Loans Should be considered as Working Capital


ORIGIN
Land
Service
Licenses
Technical Project
PROJECT PRESENTATION
Sofoles - FOVI
Banks - INFONAVIT
FORMALIZATION
FOVI Auction Won
INFONAVIT Package Line II
EVALUATION & APPROVAL
Sofoles - FOVI
Banks - INFONAVIT
SIGNING OF CREDIT
65% of the project - FOVI
70% of the project- INFONAVIT
Initial Bridge Loan Resources
Additional Resources
Amortization
ANTICIPATED PAYMENT
For project initiation
15% FOVI
20% INFONAVIT
SUPERVISION OF PROJECT PROGRESS
Sofoles - FOVI
Banks - INFONAVIT
RESOURCES
GEO receives Resources according to the progress of the project every 15 days
Housing Fees
At the moment of collection, GEO pays the part that corresponds to the bridge loan
Payment
At the end of the collection of the project, the bridge loan is terminated
Supervision

Bridge Loan Financing is Used to Fund most of Our Housing Projects

Bridge Loan Financing and the "Factory of Houses"

Casas GEO
Para vivir como quieres



Month1
Month2
Month3
Month4
Month5
Month6
15%
Bridge Loan Management With Traditional Production
Bridge Loan Management With Factory of Houses

- ***Financial Cost Savings***
- ***Short-Term Debt Level Improvement***
- ***Decrease of Account Receivables Level***

"Factory of Houses" Has Allowed Us to Improve the Use of the Resources

Bridge Loans Associated with Accounts Receivable

Bridge Loans and
Accounts Receivable Structure
As of September 30, 2002



37%
Bridge Loans
TIIE
1,094 million pesos
Bridge Loans
UDIS
8 million pesos
Accounts Receivable
Mexico
2,999 million pesos

- ***Bridge loans represent 37% of accounts receivable.***
- ***Each bridge loan is signed separately and assumes project risk.***
- ***Liquidation related with Collection Flow.***
- ***After more than 500 bridge loans, GEO has never missed a credit deadline.***
- ***As of September 2002, there are more than 66 independent bridge loans operating.***
- ***Guaranty on the land and the project built.***
- ***Securitization will partially replace the use of bridge loans in the long-term.***

Bridge Loan Debt Is Covered 2.7 Times by the Accounts Receivable

Available Credit Lines

CasasGEO
Para vivir como quieres

Concept	Credit Lines (As of September 30, 2002)		
	Line of Credit	Total Used	Available Credit
Direct Credits	280.0	190.5	89.5
Commercial Paper	128.5	75.5	53.0
Leasing & Others	155.6	97.3	58.3
Bridge Loans	3,210.0	894.4	2,314.1
Land Credits	620.0	149.1	470.9
Medium Term Notes Program	1,200.0	1,000.0	200.0
Euro-Commercial Paper	250.0	0	250.0
Total	5,842.6	2,406.8	3,435.8

- ***Geo has $3,435.8 million in lines of credit that are available and not used***
- ***This availability in lines of credit assures enough financial resources to build an excess of more than 24,600 houses***

Available Lines of Credit to Finance an Excess of 24,600 Houses

Contac and Additional Information

CasasGEO
Para vivir como quieres

IVÁN VELA

Director of Finance & Equity Markets

Ph: +(52) 5480.5071, Fax: +(52) 5554.6064

Email: ivela@casasgeo.com

JORGE PÉREZ / KENIA VARGAS

Investor Relations

Ph: +(52) 5480.5078, Fax: +(52) 5554.6064

Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Web Site

www.casasgeo.com

CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO APPLAUDS FORMATION OF NATIONAL CHAMBER OF THE HOUSING INDUSTRY

Mexico City, May 13, 2002 -- Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the leading housing developer in Mexico and Latin America, applauded today the official creation of the National Chamber for Housing Promotion and Development, whose Constitutive Assembly took place yesterday in Mexico City.

The National Association of Housing Promoters – PROVIVAC – which groups 32 delegations and over 800 developers which account for over 75% of the housing supply in the country, achieved the status of a Chamber, thus becoming the premier private institution representing the housing sector.

Luis Orvañanos, President of Corporación Geo, commented that "The creation of the Chamber is an achievement not only for housing developers but for the entire country. At Geo, we feel very proud that our CEO, Miguel Gómez Mont, has been named as the Founding President of the Chamber, which symbolizes Geo's leadership in the industry."

"The transformation of PROVIVAC into the National Housing Chamber was a necessary change for the industry, given the ambitious housing production goals we have and the important moment the country is living. With this great step forward we are taking as a sector, we will be able to participate in an even more active manner in the formation of national housing policy, and we will also have access to much more information about the activities related to our industry," assured the CFO, Victor Segura.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 165,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

Contact: **Iván Vela**
Director of Finance and Equity Markets
Corporación GEO
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO CONFIRMS GROWTH EXPECTATIONS FOR 2002

Mexico City, May 13, 2002 -- Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the leading housing developer in Mexico and Latin America, announced today that it affirms its expectations for 2002, which are in the range of 8% - 10% growth in sales volume, revenues, and EBITDA.

"As a public response to a large number of inquiries on the part of analysts and investors of the company in relation to the operating conditions of Mexico's Housing Institutes and our business prospects, we can confirm that in Geo, we want to assure the market that we foresee no problems with sales or collections regarding the Housing Institutes, apart from the normal operations, and for this reason we are maintaining our goals for growth and profitability for 2002 and 2003," commented Luis Orvañanos, Corporación Geo's Chairman.

"In spite of the fact that FOVISSSTE has initiated with some delay their planned credit distribution programs for 2002, we are confident that they will strongly reactivate their operations in the second half of the year. This year we have adopted the policy of not participate in the FOVISSSTE program until it is in fully operation. However, the INFONAVIT together with the Federal Housing Mortgage Bank (Sociedad Hipotecaria Federal) and FOVISSSTE, will succeed in increasing the supply of mortgages by at least more than 35% over 2001 levels, which is more than sufficient for Geo to meet it's growth targets," concluded Iván Vela, Director of Finance and Equity Markets.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 165,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

Contact: **Iván Vela**
Director of Finance and Equity Markets
Corporación GEO
Tel. +(52)55-5480-5071
Fax +(52)55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Casas GEO
Para vivir como quieres

CORPORACIÓN GEO, S.A. DE C.V

THE MEXICAN STOCK EXCHANGE (BMV) GRANTS GEO LIQUIDITY AWARD

Mexico, D. F. August 23, 2002.- Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the leading housing developer in Mexico and Latin America, announced today that as a consequence of the high liquidity levels reached during the last twelve months, the Mexican Stock Exchange granted GEO the "Liquidity Award 2001-2002".

Corporación GEO won the merits of this award as a result of the remarkable improvement in its shares' liquidity levels, along with the fulfillment of timing compliance and other requirements with the Mexican Stock Exchange.

"As a matter of fact, the exchange sets forth four groups of liquidity; high, medium, low, and minimum. At Geo, we are very proud to belong to the exclusive high liquidity group." commented Miguel Gómez Mont, Corporación GEO's CEO.

The liquidity of Corporación Geo's shares relative to 2001 has improved by 65% according to the average number of shares traded, and by more than 300% according to the daily average volume traded. Year to date, the daily average volume traded has exceeded US 850,000.

The boost in the liquidity of Corporación GEO's shares has been partially driven by the ongoing commitment to communicating with investors. This commitment has won Corporación GEO several awards. Among others, recently received awards by Corporación GEO are as follows:

- *Bronze Medal for "2001 Annual Report: Best Front Page" granted by The International ARC Awards 2002, USA.*
- *Bronze Medal for "2001 Annual Report: Best Interior Design and Theme Development" granted by The International ARC Awards 2002, USA.*
- *Nomination to "Best Debt Investor Relations in Latin America", granted by the Investor Relations Magazine Awards 2001, USA.*
- *"POP+ Best Investor Relations WebSite in Mexico in 2001 according to the Capital Markets", granted by the Latin Finance Magazine and MZ Consult, Brazil.*

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 29 years, GEO has sold and produced over 170,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

Contact: Iván Vela
Director of Finance and Equity Markets
Corporación GEO
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Casas GEO
Para vivir como quieres

CORPORACIÓN GEO, S.A. DE C.V.

GEO RECEIVES SECOND HIGHEST CORPORATE GOVERNANCE RATING IN LATIN AMERICA

México City, September 23, 2002 - Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading housing developer in Mexico and in Latin America, received the second highest rating in the category of Corporate Governance, according to a study by the firm Management & Excellence. Geo received a B+aa rating, second only to cement producer Cemex.

This is the first time that Management & Excellence, a firm that specializes in the measurement of concepts such as risk, corporate governance and corporate responsibility, has carried out a survey in Latin America to evaluate the level of business ethics among the largest and most competitive companies in the region.

Luis Orvañanos, President of Corporación Geo, said, "In today's market, it is fundamental to manage financial information in a transparent manner, as well as to maintain an ethical responsibility towards one's investors so that they may make the best decisions regarding their investments. In Geo, we are honoured to be named the second best company in Latin America in terms of Corporate Governance and Business Ethics."

M & E's final survey report states, "Corporación Geo received a superior rating due to the fact that it has instituted a solid policy of ethical practice at all levels: in its accounting practices, in how it treats its employees, communicates with investors, includes value added services in its housing developments such as schools, and acts as sponsor of charitable projects. This positive ethic reduces even further the risk of the company."

Some of the most notable characteristics of Geo's Corporate Governance are:

- *45% of the members of the Board of Directors are truly external Directors.*
- *There are no family relationships among members of the Board of Directors, Executive Officers, and Corporate Directors.*
- *The Audit Committee, Compensation Committee, and Finance Committees are chaired by external Directors.*
- *Full implementation of the code of Best Corporate Practices of the CNBV and BMV.*
- *Over 30% of the employees are shareholders of the company.*
- *Only one series of shares: One share, One Vote.*
- *Free float of 65%*
- *The first Mexican company to introduce "Tag-Along Rights" in its by-laws.*

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 29 years, GEO has sold and produced over 170,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

Contact and Additional Information:

Iván Vela
Director of Finance and Equity Markets
Corporación GEO
Ph. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Casas GEO
Para vivir como quieres

Casas GEO
Para vivir como quieres

CORPORACIÓN GEO, S.A. DE C.V.

CASAS GEO RECEIVES HIGHEST HONORS FROM PRESIDENT FOX IN NATIONAL HOUSING AWARDS

México City, October 8, 2002 -- *Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204). The leading housing developer in Mexico and in Latin America received the highest honors from President Vicente Fox yesterday during the 2002 National Housing Awards, winning 6 of the 7 categories, and the only company to win in more than one category.*

Luis Orvañanos, Chairman of the company, commented that "upon receiving this honor for the second year in a row, Geo is reaffirmed in its strong commitment to its clients. This honor grows out of our unwavering focus on the client, utilizing our 30 years of experience in the industry, which is reflected in a people-oriented product, with aesthetic integrity and designed to meet the needs of thousands of families."

The 2002 National Housing Award was organized by the National Housing Council and takes into account the entire supply of housing during the year, including housing financed by INFONAVIT, the National Mortgage Bank (Sociedad Hipotecaria Federal), FOVISSSTE, as well as the middle-income segment. The winning Geo housing developments were the following:

- *Arboleda Chipitlán I in Morelos, National Housing Award for Liveability;*
- *El Roble en Querétaro, the only Honorable Mention in the category of Liveability;*
- *Cuidad Placido Domingo in Guerrero, the only Honorable Mention in the Ecotechnology category;*
- *Valle de Chapultepec I, II, III, IV, V y VI in Baja California Norte, National Housing Award in the category of Installations for People with Disabilities;*

- *Cuidad Plácido Domingo in Guerrero, National Housing Award in the category of Best Project Execution.*
- *Corporación Geo won the overall National Housing Award in the category of Social Production of Housing.*

The determination of the winning developments was based on direct surveys taken of the inhabitants, and technical criteria evaluated by the expert panel, made up of members of AMSOFOL, CONAFOVI, FONAHPO, IMCYC, INFONAVIT, ISSSTE, PROFECO and SEDESOL.

Carlos García Vélez, Vice President of Design and Architecture of Corporación Geo, added: "For Geo, it is a great honor that our efforts to design and build the highest quality housing have been recognized, and also that they are accompanied by a high level of service for our customers. This recognition will inspire us to redouble our commitment to keep using our experience to transform land into spaces of dignified and secure housing, thus contributing to the well-being of our clients and our nation."

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 29 years, GEO has sold and produced over 170,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

Contact and Additional Information:

Iván Vela
Director of Finance & Equity Markets
Corporación GEO
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Casas GEO
Para vivir como quieres

CORPORACIÓN GEO, S.A. DE C.V

GEO APPLAUDS CHANGES IN INFONAVIT MORTGAGE GRANTING PROCESS

México City, November 1, 2002 - Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading housing developer in Mexico and in Latin America, communicated today its official support for the changes in the rules for granting mortgage credits, which are focused on financially strengthening the Institute, in order to fulfill the goals of the Housing Industry, while at the same time benefiting those contributors with lower incomes.

Yesterday, the Board of Directors of INFONAVIT announced changes in its policies for granting mortgages, including a mandatory down payment of between 5 and 10% as of June 2003. The required down payments will be 5% for the Lower Affordable segment, for homes with prices lower than P$150,000, and in the case of the traditional Affordable Entry-Level (above P$150,001), the down payments will increase gradually from 5% in June 2003 to 7.5% in January 2004, and 10% of the home's value as of January 2005.

Luis Orvañanos, Chairman of the Board, commented, "With the new policy of requiring down payments for INFONAVIT beneficiaries, the Institute will be stronger financially and will lower the collection risk of its credits, which we hope will translate into an increased number of mortgages available in the next several years and an improvement in the prospects for sustained growth for the Institute. At the same time, in the case of the housing developers, this policy makes INFONAVIT sales even more secure, which is why we applaud the changes announced by INFONAVIT as a response to the petitions of members of our industry, Geo among them."

The Institute also announced changes in the mechanism of applying for mortgage credits, eliminating the periodical calls for applications (convocatorias), in favor of an open, continuous application process, a process which was successfully implemented on a pilot basis in the state of Nuevo León at the beginning of the year, and which is being extended to other states. What this

policy means is that as of January 2003, contributors to INFONAVIT will be able to solicit their mortgage credit at any time during the year.

Miguel Gómez Mont, CEO of Corporación Geo, added, "At Geo, we played a large part in the pilot program of an open application process in the states of Nuevo León, Coahuila, San Luis Potosí, Guanajuato, and Veracruz, and we feel that this change will allow us to even out the seasonality of our business, which is normally back-loaded to the second half of the year. With this new program allowing year-round applications for mortgage credits, each contributor that requests resources from INFONAVIT will be linked to an specific house, which will discourage certain unethical practices which are to the detriment of the industry and its clients."

Iván Vela, Director of Finance and Capital Markets, concluded: "The changes in INFONAVIT are proof of the commitment of the Institute to the housing goals of President Fox. In the case of Geo, the clients with INFONAVIT credits represent close to 75% of our sales, and we expect that in the next year this proportion is maintained between 65 and 75%. The announcement by INFONAVIT leaves us feeling very optimistic in meeting our goals of growth, cash flow and profitability in the coming years."

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 29 years, GEO has sold and produced over 170,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

Contact and Additional Information:

Iván Vela
Director of Finance and Capital Markets
Corporación Geo
Ph. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Jorge Pérez / Kenia Vargas
Investor Relations
Corporación Geo
Ph. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com